As filed with the Securities and Exchange Commission on December 24, 1996
                                                   Registration No. 333-5276-LA
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                -----------
                       POST-EFFECTIVE AMENDMENT NO. 2
                                     TO
                                 FORM SB-2
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                                -----------

                             MICROVISION, INC.
               (Name of small business issuer in its charter)
                                -----------


          Washington                     3679                  91-1600822
  (State or jurisdiction of   (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization) Classification Code Number)  Identification No.)

        2203 AIRPORT WAY SOUTH, SUITE 100, SEATTLE, WASHINGTON 98134
                               (206) 623-7055
 (Address and telephone number of Registrant's principal executive offices and principal place of business)

                            Richard F. Rutkowski
                          Chief Executive Officer
                     2203 Airport Way South, Suite 100
                         Seattle, Washington 98134
                               (206) 623-7055
         (Name, address, and telephone number of agent for service)
                                -----------

                                 Copies to:


                               John J. Halle
                               Ronald J. Lone
                              Laurie A. Smiley
                              Stoel Rives LLP
                             3600 Union Square
                           600 University Street
                       Seattle, Washington 98101-3197
                               (206) 624-0900

                                -----------

              Approximate date of proposed sale to the public:

 As soon as practicable after this Registration Statement becomes effective.

                                -----------

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|_______

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|_______

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|_______

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. |X|

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

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

                             Microvision, Inc.

            Cross-Reference Sheet Showing Location in Prospectus of Information Required by Items in Part I of Form SB-2

      Registration Statement Item                       Location in Prospectus

1.   Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus.............  Front Cover Page

2.   Inside Front and Outside Back Cover
       Pages of Prospectus...............................  Inside Front and
                                                           Back Cover Pages

3.   Summary of Information, Risk Factors and
       Ratio of Earnings to Fixed Charges................  Prospectus Summary;
                                                           Risk Factors

4.   Use of Proceeds.....................................  Use of Proceeds

5.   Determination of Offering Price.....................  Front Cover Page

6.   Dilution............................................  Not Applicable

7.   Selling Security Holders............................  Selling Shareholders

8.   Plan of Distribution................................  Front Cover

9.   Description of Securities to be Registered..........  Description of
                                                           Securities

10.  Interests of Named Experts and Counsel..............  Legal Matters;
                                                           Experts

11.  Information with Respect to the Registrant..........  Inside Front Cover
                                                           Page; Prospectus
                                                           Summary; The Company;
                                                           Risk Factors; Use of
                                                           Proceeds; Market for
                                                           the Company's Equity
                                                           Securities;
                                                           Capitalization;
                                                           Selected Financial
                                                           Data; Management's
                                                           Discussion and
                                                           Analysis of Financial
                                                           Condition and Results
                                                           of Operations;
                                                           Business; Management;
                                                           Certain Transactions;
                                                           Principal
                                                           Shareholders;
                                                           Description of
                                                           Securities;
                                                           Additional
                                                           Information;
                                                           Financial Statements

12.  Disclosure of Commission Position on
     Indemnification for Securities Act Liabilities......  Not Applicable

                               [Microvision Logo]


                                2,301,250 Shares
                                  Common Stock

     The shares of Common Stock, no par value (the "Common Stock"), of Microvision Inc. ("Microvision" or the "Company"), offered hereby will be sold by the Company from time to time upon the exercise of 2,256,250 publicly traded warrants to purchase Common Stock (the "Public Warrants"). This Prospectus also covers 45,000 shares of Common Stock that may be sold from time to time in the future by certain securityholders (the "Selling Shareholders"). It is expected that such resales will be made from time to time in the over-the-counter market or otherwise. Such resales are subject to the prospectus delivery and other requirements of the Securities Act of 1933, as amended. The Company will not receive any proceeds from the market sales of the Common Stock sold by the Selling Shareholders or the Common Stock underlying the Public Warrants, although it will receive the proceeds from the exercise of the Public Warrants. See "Selling Shareholders," "Capitalization," and "Description of Securities - Warrants." Each Public Warrant initially entitles the holder thereof to purchase one share of Common Stock at an exercise price of $12.00 per share, subject to certain adjustments. The Public Warrants are exercisable at any time, unless previously redeemed, until August 27, 2001, subject to certain conditions. The Company may redeem the outstanding Public Warrants, in whole or in part, at any time upon at least 30 days prior written notice to the registered holders thereof, at a price of $.25 per Public Warrant, provided that the closing bid price of the Common Stock has been at least 200% of the exercise price of the Public Warrants for each of the 20 consecutive trading days immediately preceding the date of the notice of redemption.

     The Common Stock and the Public Warrants are listed on the Nasdaq National Market under the symbols "MVIS" and "MVISW," respectively. The last reported sale price of the Common Stock and the Public Warrants on the Nasdaq National Market on December 20, 1996 was $4.125 and $1.188, respectively.

     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE 6.

                                -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
            THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                  TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                -----------


             The date of this Prospectus is ___________, 1997.

                             [Microvision Logo]





Microvision's patented     The Company's objective    The Company expects that
display technology allows  is to be a leading         its technology will
electronically generated   provider of personal       permit the use of highly
images to be projected     display products in a      miniaturized, lightweight,
directly onto the          broad range of             battery-operated, viewing
viewer's eye.              professional and consumer  devices that can be
                           applications.              comfortably held or worn
                                                      as "headphones for the
                                                      eyes."
Augmented Vision Systems

Augmented vision applications
super-impose high contrast,
monochromatic images or information
on the viewer's field of vision as
a means of enhancing the safety,
precision and speed of the user's
performance of tasks. For example,
a head-mounted display could
superimpose critical patient
information in a surgeon's field of
vision. Vital signs, EKG traces,            [Artist's rendering of possible
reference materials, X-rays or MRI          augmented vision system in the form
images could be monitored without           of a head-mounted display]
requiring the surgeon to look up
from a procedure. For military
applications, troops could be
equipped with eyeglasses that
display high definition imagery
which could be viewed during the
daytime without blocking normal
vision and could assist in threat
detection, reconnaissance,
maintenance and other activities.


Visual Simulation and Entertainment Displays

Manufacturers of interactive media products have recognized that the visual experience offered by simulation is enhanced by high resolution, three-dimensional displays projected over a wide field of vision. Although simulated environments traditionally have been used as a training tool for professional use, they are increasingly popular as a means of entertainment, particularly in computer games. In a three-dimensional video game, for example, an inexpensive pair of virtual retinal display eyeglasses with a wide field of view could provide a highly immersive visual experience.

THE ABOVE IS AN ARTIST'S RENDERING PREPARED FOR ILLUSTRATION PURPOSES ONLY TO DEMONSTRATE A PROPOSED PRODUCT AND POSSIBLE APPLICATION FOR THE COMPANY'S TECHNOLOGY. THIS RENDERING DOES NOT DEPICT AN ACTUAL PRODUCT OR CURRENT APPLICATION. THE COMPANY HAS BUILT ONLY PORTABLE AND TABLE-TOP PROTOTYPES TO DATE. THE PROTOTYPES ARE WORKING MODELS OF THE TECHNOLOGY AND ARE NOT INCORPORATED INTO ANY PRODUCT CONFIGURATION OR DESIGNED FOR ANY SPECIFIC APPLICATION. SEE "BUSINESS - PROTOTYPES."

                             PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Public Warrants or the Representatives' Warrants. See "Description of Securities."

                                The Company

     Microvision, Inc. ("Microvision" or the "Company") is developing information display technologies that allow electronically generated images and information to be projected directly onto the retina of the viewer's eye. The Company has developed prototype virtual retinal display ("VRD") devices, including a portable monochrome version and a table-top, full-color version, and is currently refining and developing its VRD technology for commercial applications. The Company expects to commercialize its technology through the development of products and as a supplier of personal display technology to original equipment manufacturers ("OEMs"). The Company believes the VRD technology will be useful in a variety of applications, including portable communication devices, visual simulation and entertainment displays and devices that superimpose images on the user's field of vision. The Company expects that its technology will permit the use of highly miniaturized, lightweight, battery-operated, viewing devices that can be comfortably held or worn as "headphones for the eyes."

     Information displays are the primary medium through which text and images generated by computer and other electronic systems are delivered to end-users. For decades, the cathode ray tube ("CRT") and, more recently, flat panel displays have been the dominant display devices. In recent years, as the computer and electronics industries have made substantial advances in miniaturization, manufacturers have sought lightweight, low-power, cost-effective displays to facilitate the development of more portable products. Flat panel technologies have made meaningful advances in these areas, and liquid crystal flat panel displays are now commonly used for laptop computers and other electronic products. Both CRT and flat panel technologies, however, pose difficult engineering and fabrication problems for more highly miniaturized products, because of inherent constraints in size, weight and power consumption. In addition, many products that use CRT and flat panel displays often become dim and difficult to see in outdoor or other settings where the ambient light is stronger than the light emitted from the screen. As display technologies attempt to keep pace with miniaturization and other advances in information delivery systems, the Company believes that CRT and flat panel technologies will experience increasing difficulty providing the full range of performance characteristics - high resolution, bright display, low power consumption - required for state-of-the-art information systems.

     Microvision's VRD is fundamentally different from previously commercialized display technologies. By scanning a low power beam of colored light to "paint" rows of pixels directly on the retina of the viewer's eye, the VRD creates a high resolution, full-motion image without the use of screens or externally projected images. In certain applications, the image appears in the viewer's field of vision as if the viewer were only an arm's length away from a high quality video screen. The VRD also can superimpose an image on the viewer's field of vision, enabling the viewer to see data or other information projected by the device in the context of his or her natural surroundings. In each case, a high resolution, bright image is created.

     The Company's objective is to be a leading provider of personal display products and imaging technology in a broad range of professional and consumer applications. The Company intends to achieve this objective and to generate revenues through a combination of the following activities: technology licensing to OEMs of consumer electronics products; provision of engineering services associated with cooperative development arrangements and research contracts; and the manufacture and sale of high-performance personal display products to professional users, directly or through joint ventures.

     The Company is in discussions with systems and equipment manufacturers in the defense, wireless communications, computing and commercial and consumer electronics industries. The Company intends to work with certain of these manufacturers to develop or co-develop specific products that the Company believes to be the most commercially viable. Even if the Company is successful in arranging development or co-development projects, it does not expect commercial sales of products until at least 1998, and commercial sales may not occur until substantially later, if at all.

     The Company's existing prototypes have demonstrated the technological feasibility of the VRD and the Company's ability to miniaturize certain of its key components. The Company has completed the development of a mechanical resonant scanner ("MRS"), which the Company believes represents a breakthrough in the miniaturization of scanning devices. The Company believes that the MRS will permit high quality image displays using smaller devices produced at lower cost than is possible with current alternative technology. Additional work is in progress to achieve full-color capability in miniaturized VRD devices, to expand the "exit pupil" of the VRD (which defines the range within which the viewer's eye can move and continue to see the image) and to design products for specific applications.

     The VRD was developed at the University of Washington's Human Interface Technology Lab (the "HIT Lab") by a team of engineers and technicians under the direction of Thomas A. Furness, III, a leader in the development of visual systems. See "Management - HIT Lab Personnel." In 1993, the Company acquired the exclusive rights to the VRD technology under a license agreement with the University of Washington (the "UW License Agreement"). Currently, the development of the VRD technology is taking place at the HIT Lab pursuant to a research agreement between the University and the Company (the "Research Agreement"). See "Business - UW License Agreement." The University has received two patents on the VRD technology and the MRS and has additional patent applications pending, all of the rights to which have been exclusively licensed to the Company.

     The Company was incorporated under the laws of the State of Washington in May 1993. Its corporate offices are located at 2203 Airport Way South, Suite 100, Seattle, Washington 98134, and its telephone number at that address is (206) 623-7055.

                                The Offering



Securities offered by the Company..........2,256,250 shares of Common Stock upon exercise of the Public Warrants.
Securities offered by the Selling
    Shareholders...........................45,000 shares of Common Stock.

Common Stock to be outstanding after
    this offering..........................8,035,026 shares (1)

Use of proceeds............................To fund research and product development and for working
                                           capital.  See "Use of Proceeds."

Risk factors...............................The securities offered hereby involve a high degree of risk and should be
                                           considered only by persons who can
                                           afford the loss of their entire
                                           investment. See "Risk Factors."
NASDAQ National Market
   symbols.................................Common Stock..................MVIS
                                           Public Warrants...............MVISW

-----------

(1) Includes 5,778,776 shares of Common Stock outstanding as of December 20, 1996, and the 2,256,250 shares of Common Stock issuable upon exercise of the Public Warrants. Excludes (i) 1,212,848 shares of Common Stock issuable upon exercise of stock options and warrants outstanding at November 30, 1996 at an approximate weighted average exercise price of $5.28 per share; and (ii) 356,150 shares of Common Stock issuable upon exercise of the Representatives' Warrants. An additional 489,689 shares of Common Stock are reserved for issuance under the Company's 1996 Stock Option Plan and 1996 Independent Directors Stock Plan (the "1996 Stock Plans"). See "Capitalization" and "Management - Benefit Plans."

                       Summary Financial Information

     The following table presents summary historical financial information of the Company. The financial information as of and for the years ended December 31, 1994 and 1995 has been derived from audited financial statements. The audited balance sheets at December 31, 1994 and 1995 and the related statements of operations, of cash flows and of changes in shareholders' equity (deficit) for the two years ended December 31, 1995 and notes thereto (the "Audited Financial Statements") appear elsewhere in this Prospectus. The financial information presented as of September 30, 1996, for the nine month periods ended September 30, 1995 and 1996, and for the period cumulative from inception (May 1993) to September 30, 1996, has been derived from unaudited financial statements of the Company (the "Unaudited Financial Statements," and, together with the Audited Financial Statements, the "Financial Statements"). In the opinion of management, the Unaudited Financial Statements have been prepared on the same basis as the Audited Financial Statements and include all adjustments, consisting only of normal recurring adjustments, that management of the Company considers necessary for a fair presentation of the results of operations and financial position for such periods. The results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for any other interim period or for the full year. This summary financial information should be read in conjunction with the Financial Statements and other financial information included elsewhere in this Prospectus.

                                                                                 Period from
                                        Year Ended          Nine Months Ended     Inception
                                 ------------------------  -------------------- (May 1993) to
                                 December 31, December 31, Sept. 30,  Sept. 30, Septmeber 30,
                                    1994         1995        1995       1996        1996
                                 ------------ ------------ --------- ---------- --------------
                                          (In thousands, except per share data)

Statement of Operations
    Data:
Contract revenue ..............   $  --         $    29    $    29    $    77      $   107
Operating expenses:
    Research and development ..     1,805         1,931      1,028      1,015        5,898
    Marketing, general and
       administrative .........     1,046         1,038        968      1,331        3,631
                                  -------       -------    -------    -------      -------

          Total expenses ......     2,851         2,969      1,996      2,346        9,529
Net loss ......................   $(2,812)      $(2,944)   $(1,961)   $(2,203)     $(9,310)
Pro forma net loss per
    share (1) .................                 $ (0.63)   $ (0.42)   $ (0.43)
Shares used in pro forma net
    loss per share calculations                   4,677      4,654      5,090




                                                  As of December 31,
                                                  ------------------    As of September 30,
                                                  1994          1995            1996
                                                  ----          ----    -------------------
                                                               (In thousands)

Balance Sheet Data:
Cash and cash equivalents........................  $ 68          $ 99          $16,447
Working capital..................................   (30)         (376)          14,362
Total assets.....................................   138           179           16,709
Total shareholders' equity (deficit).............   (10)         (365)          14,566

-----------

(1) Pro forma net loss per share for the year ended December 31, 1995 and the nine months ended September 30, 1995, and September 30, 1996 is computed after giving retroactive effect to the conversion of all shares of Series A Preferred Stock into an equal number of shares of Common Stock.

                                RISK FACTORS

     The information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Business" and elsewhere in this Prospectus includes certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors set forth below and information appearing elsewhere in this Prospectus. In addition to the other information contained in this Prospectus, investors should carefully consider the following risk factors:

     Market Acceptance of New Technology. The Company's success will depend on successful development and commercial acceptance of the VRD technology, a new technology which permits users to view images and data without the use of a screen by projecting an image directly onto the retina of the viewer's eye. To achieve commercial success, this technology and products incorporating this technology must be accepted by OEMs and end-users, and must meet the expectations of a continually changing marketplace. There can be no assurance that the VRD technology will achieve any measure of market acceptance. See "Business."

     Early Stage of Product Development. Although the Company has developed prototype VRD displays, further research, development and testing is necessary before any products will be available for commercial sale. There can be no assurance that the Company will be successful in further refining the VRD technology to produce marketable products. In addition, delays in the development of products, or the inability of the Company to procure partners for the development of products, may delay the introduction of, or prevent the Company from introducing, products to the marketplace and adversely affect the Company's competitive position, financial condition and results of operations. See "Business."

     Development Stage Enterprise; Expectation of Losses; Negative Cash Flows. The Company was founded in May 1993 and, as a development stage enterprise, has not yet generated revenues from product sales. The Company does not expect to generate significant revenues in the near future. As of September 30, 1996, the Company had an accumulated deficit since inception of $9,309,500, and the Company expects to continue to incur substantial losses and negative cash flow at least through mid-1998 and possibly thereafter. There can be no assurance that the Company will become profitable or cash flow positive at any time in the future. Because the Company has experienced significant losses from operations, the Company's ability to continue as a going concern is uncertain. The likelihood of the success of the Company must be considered in light of the expenses, difficulties, and delays frequently encountered by businesses formed to pursue development of new technologies. In particular, the Company's operations to date have focused primarily on research and development of the VRD technology and prototypes and the Company has only recently begun to develop marketing capabilities. It is not possible to estimate future operating expenses and revenues based upon historical performance. Operating results will depend, in part, on matters over which the Company has no control, including, without limitation, general economic conditions, technological and other developments in the electronics, computing, information display and imaging industries, and competition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Loss of Exclusive License; Dependence on the University of Washington. The Company's success depends on technology that it has licensed from the University of Washington. The Company relies on the University of Washington to prepare, file and prosecute patent applications relating to the VRD technology. In addition, the University of Washington's HIT Lab currently performs all of the Company's research and development activities under the terms of the Research Agreement and the UW License Agreement. The Company does not currently have all of the personnel or equipment desirable in order to carry out research and development of the VRD technology on its own. If the University of Washington were to violate the terms of the Research Agreement or the UW License Agreement, the Company's operations and business prospects could be materially and adversely affected. In addition, if the Company were to breach certain of the terms of the UW License Agreement, the Company could lose the exclusivity of its license or, under certain circumstances, all license rights to the VRD technology. See "Business - UW License Agreement."

     Patents and Protection of Proprietary Technology. The Company's ability to compete effectively in the information display market will depend, in part, on the ability of the Company and the University of Washington to maintain the proprietary nature of the VRD technology. The University of Washington has been awarded two U.S. patents relating to the VRD technology. Patent No. 5467104 issued in November 1995 has 11 claims, including claims directed to the ability to superimpose images on the user's field of vision. Patent No. 5557444 issued in September 1996 has 37 claims relating to the MRS. The University also has received notice of allowance from the U.S. Patent and Trademark Office with respect to certain claims under a third U.S. patent application. In addition, the University has filed applications for several additional patents in the United States and in certain foreign countries. There can be no assurance, however, as to the degree of protection offered by these patents, or as to the likelihood that patents will be issued from the pending patent applications. Moreover, these patents may have limited commercial value or may lack sufficient breadth to protect adequately the aspects of the Company's technology to which the patents relate.

     There can be no assurance that competitors, in the United States and in foreign countries, many of which have substantially greater resources than the Company and have made substantial investments in competing technologies, will not apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make and sell its products. The Company is aware of several patents held by third parties that relate to certain aspects of retinal scanning devices. There is no assurance that these patents would not be used as a basis to challenge the validity of the University's patent rights, to limit the scope of the University's patent rights or to limit the University's ability to obtain additional or broader patent rights. A successful challenge to the validity of the University's patents may adversely affect the Company's competitive position and could limit the Company's ability to commercialize the VRD technology. Moreover, there can be no assurance that such patent holders or other third parties will not claim infringement by the Company or by the University with respect to current and future technology. Because U.S. patent applications are held and examined in secrecy, it is also possible that presently pending U.S. applications will eventually issue with claims that will be infringed by the Company's products or the VRD technology. The defense and prosecution of patent suits is costly and time-consuming, even if the outcome is favorable. This is particularly true in foreign countries where the expenses associated with such proceedings can be prohibitive. An adverse outcome in the defense of a patent suit could subject the Company to significant liabilities to third parties, require the Company and others to cease selling products that incorporate VRD technology or cease licensing the VRD technology, or require disputed rights to be licensed from third parties. Such licenses may not be available on satisfactory terms, or at all. Moreover, if claims of infringement are asserted against future co-development partners or customers of the Company, those partners or customers may seek indemnification from the Company for damages or expenses they incur.

     The Company also relies on unpatented proprietary technology. Third parties could develop the same or similar technology or otherwise obtain access to the Company's proprietary technology. To protect its rights in these areas, the Company requires all employees and most consultants, advisors and collaborators to enter into confidentiality and noncompetition agreements. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. To date, the Company has had no experience in enforcing such confidentiality agreements. In addition, the University of Washington retains the right to publish information regarding the VRD technology for academic purposes. See "Business - Intellectual Property and Proprietary Rights."

     Dependence on Future Collaborations; Dependence on Third Parties. The Company's strategy for the development, testing, manufacture and commercialization of the VRD technology and products incorporating the VRD technology includes entering into cooperative development, joint venture or licensing arrangements with corporate partners, OEMs, licensors, licensees and others. There can be no assurance that the Company will be able to negotiate such arrangements on acceptable terms, if at all, or that such arrangements will be successful in yielding commercially viable products. If the Company is not able to establish such arrangements, it would require additional working capital to undertake such activities at its own expense and would require extensive manufacturing, marketing and sales expertise that it does not currently possess. In addition, the Company could encounter significant delays in introducing the VRD technology into certain markets or find that the development, manufacture or sale of products incorporating the VRD technology in such markets would not be feasible without, or would be adversely affected by the absence of, such agreements. To the extent the Company enters into cooperative development or other joint venture or licensing arrangements, the revenues received by the Company will depend upon the efforts of third parties, and there can be no assurance that such parties will put forth such efforts or that such efforts will be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business - Strategy."

     Competition and Technological Advances. The information display industry is highly competitive. The Company's products and the VRD technology will be competing with established manufacturers of miniaturized CRT and flat panel display devices, including companies such as Sony Corporation and Texas Instruments Incorporated, most of whom have substantially greater financial, technical and other resources than the Company and many of whom are developing alternative miniature display technologies. The Company also will compete with other developers of miniaturized display devices. There can be no assurance that the Company's competitors will not succeed in developing information display technologies and products that would render the VRD technology or the Company's proposed products obsolete. The electronic information display industry has been characterized by rapid and significant technological advances. There can be no assurance that the VRD technology or the Company's proposed products will remain competitive with such advances or that the Company will have sufficient funds to invest in new technologies or processes. See "Business
- Competition."

     Lack of Manufacturing Experience. In order for the Company to be successful as a product or component manufacturer, its products must be manufactured to meet high quality standards in commercial quantities at competitive prices. The Company currently has no capability to manufacture products in commercial quantities. The Company has only produced prototypes for research, development and demonstration purposes. Accordingly, the Company must obtain access through partners or contract manufacturers to manufacturing capacity and processes for the production of its future products, if any, in commercial quantities, which will require extensive lead time. There can be no assurance that the Company will successfully obtain access to these resources. See "Business - Strategy."

     Capital Requirements. The Company believes that its current cash balances will satisfy its budgeted capital and operating requirements for the foreseeable future, based on the Company's current operating plan. Actual expenses, however, may exceed the amount budgeted therefor and the Company may require additional capital to fund long-term operations and business development. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company can develop the VRD technology, its ability to attract partners for product development and licensing arrangements, and the market acceptance and competitive position of products that incorporate the VRD technology. There can be no assurance that the Company will be able to obtain financing, or that, if it is able to obtain financing, it will be able to do so on satisfactory terms or on a timely basis. If additional funds are raised through the issuance of equity, convertible debt or similar securities, shareholders may experience additional dilution and such securities may have rights or preferences senior to those of the Common Stock. Moreover, if adequate funds were not available to satisfy the Company's short-term or long-term capital requirements, the Company would be required to limit its operations significantly. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

     Dependence on Key Personnel. The Company's success is dependent on certain key management personnel, including Richard F. Rutkowski and Stephen R. Willey, the loss of whose services could significantly delay the achievement of the Company's planned development objectives. Achievement of the Company's business objectives will require substantial additional expertise in the areas of technology, finance, manufacturing and marketing. The Company is actively seeking additional qualified full-time personnel. Competition for qualified personnel is intense, and the loss of key personnel, or the inability to attract and retain the additional highly skilled personnel required for the expansion of the Company's activities, could have a material adverse effect on the Company's business and results of operations. See "Business - Employees" and "Management."

     Possibility of Future Regulation. The Company is not aware of any health or safety regulations applicable to VRD products, other than regulations related to labeling of devices that emit electro-magnetic radiation. There can be no assurance, however, that new health and safety regulations will not be promulgated that might materially and adversely affect the Company's ability to commercialize the VRD technology. See "Business - Human Factors and Safety."

     Possible Illiquidity of Trading Market. There can be no assurance that an active public market for the Common Stock or the Public Warrants will be sustained. The Common Stock and the Public Warrants are listed on the Nasdaq National Market. To maintain the listing of the Common Stock and the Public Warrants on the Nasdaq National Market, the Company must continue to satisfy certain maintenance standards. If the Company is unable to maintain the standards for continued quotation on the Nasdaq National Market, the Common Stock and the Public Warrants could be subject to removal from the Nasdaq National Market. Trading, if any, in the Common Stock and the Public Warrants would thereafter be conducted on the Nasdaq SmallCap market, if the Company meets the listing criteria for that market, or if not, then in the over-the-counter market on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements or in what are commonly referred to as the "pink sheets." As a result, an investor would find it more difficult to dispose of, or to obtain accurate quotations as to the price of the Company's securities. In addition, depending on several factors, including the future market price of the Common Stock and the Public Warrants, the Company's securities could become subject to the so-called "penny stock" rules that impose additional sales practice and market making requirements on broker-dealers who sell or make a market in the Company's securities and diminish the ability of the Company's shareholders to sell their securities in the secondary market.

     Possible Volatility of Market Price. The trading price of the Company's Common Stock and the Public Warrants could be subject to significant fluctuations in response to such factors as, among others, variations in the Company's anticipated or actual results of operations, announcements of products utilizing the VRD technology or technological innovations by the Company or its competitors. Moreover, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market prices for emerging growth companies and which often have been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock and the Public Warrants. In the past, following periods of volatility in the market price of a company's securities, class action lawsuits have been filed against the company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business and results of operations. Any adverse determination in such litigation also could subject the Company to significant liabilities.

     Shares Eligible for Future Sale. Sales of substantial amounts of the Company's Common Stock or Public Warrants in the public market or the prospect of such sales could materially and adversely affect the market price of the Company's Common Stock and Public Warrants. As of November 30, 1996, the Company had outstanding 5,748,776 shares of Common Stock, approximately 1,492,256 shares of which are subject to resale restrictions pursuant to Rule 144 under the Securities Act, and 2,256,250 Public Warrants to purchase 2,256,250 shares of Common Stock. In addition, as of such date, the Company had granted options under its stock option plans to purchase an aggregate of 994,886 shares of Common Stock and had granted warrants to purchase an aggregate of 217,962 shares of Common Stock. All shares purchased under the Company's stock option plans are available for sale in the public market, subject in some cases to volume and other limitations. The Company also had granted Paulson Investment Company, Inc. and marion bass securities corporation, investment banking firms, the right to purchase 178,075 shares of Common Stock and 178,075 warrants exercisable for 178,075 shares of Common Stock (the "Representatives' Warrants"). Commencing on August 27, 1997, the 356,150 shares of Common Stock that are issuable upon exercise of the Representatives' Warrants (including exercise of the warrants included therein) will be eligible for resale without restriction under the Securities Act. See "Management - Benefit Plans," "Description of Securities," and "Shares Eligible for Future Sale."

     Redemption of Warrants. As described in greater detail elsewhere in this Prospectus, the Public Warrants are subject to redemption at $0.25 per Public Warrant on 30 days written notice provided that the closing bid price of the Common Stock has been at least 200% of the exercise price of the Public Warrants for each of the 20 consecutive trading days immediately preceding the date of the notice of redemption. In the event the Company exercises the right to redeem the Public Warrants, a holder will be forced either to exercise the Public Warrant or accept the redemption price. See "Description of Securities - Warrants."

     Potential Effect of Anti-Takeover Provisions. The Company's Restated Articles of Incorporation (the "Articles of Incorporation") give the Company's Board of Directors the authority to issue, and to fix the rights and preferences of, shares of the Company's Preferred Stock, which may have the effect of delaying, deterring or preventing a change in control of the Company without action by the Company's shareholders. Furthermore, the Articles of Incorporation provide that the written demand of at least 25% of the outstanding shares is required to call a special meeting of the shareholders. In addition, certain provisions of Washington law could have the effect of delaying, deterring or preventing a change in control of the Company. See "Description of Capital Stock - Preferred Stock" and "- Washington Anti-Takeover Statute."

     Current Prospectus and State Blue Sky Registration Required to Exercise the Public Warrants. Holders of Public Warrants will be able to exercise the Public Warrants only if a current prospectus relating to the Common Stock underlying such Public Warrants is then in effect, and only if such Common Stock is qualified for sale or exempt from qualification under applicable state securities laws of the states in which such holders of the Public Warrants reside. Although the Company has undertaken to maintain the effectiveness of a current prospectus covering the Common Stock underlying the Public Warrants, there can be no assurance that the Company will be able to do so. The value of the Public Warrants may be impaired if a current prospectus covering the Common Stock issuable upon exercise of the Public Warrants is not kept effective, or if such Common Stock is not qualified or exempt from qualification in the states in which the holders of Public Warrants reside.

                          MARKET FOR THE COMPANY'S
                             EQUITY SECURITIES

     The Company's Common Stock and Public Warrants are traded on the Nasdaq National Market under the symbols MVIS and MVISW, respectively. On December 20, 1996, there were 149 holders of record of the Common Stock and 13 holders of record of the Public Warrants. The Company has not paid cash dividends on its Common Stock.

     The Company's Common Stock and Public Warrants began trading publicly on August 27, 1996. The quarterly high and low sales prices since August 27, 1996 as reported by the Nasdaq National Market are as follows:


Quarter Ended                          Common Stock         Public Warrants
---------------------------        --------------------     ---------------
                                    High           Low       High      Low
                                   ------         -----     ------   -------
September 30, 1996                  6 5/8         4 3/4      2 1/2   1 13/32
December 31, 1996                   7 3/8         3 3/8      2 1/2   3/4
(through December 20, 1996)

     On December 20, 1996, the closing sale price for the Common Stock was $4.125 and the closing sale price for the Public Warrants was $1.188.

                              USE OF PROCEEDS

     The Company will not receive any proceeds from the market sales of the Public Warrants or the underlying Common Stock or from any market sales of Common Stock by the Selling Shareholders. If all of the Public Warrants are exercised, the Company will receive approximately $27,061,000 in net proceeds. There can be no assurance, however, that any of the Public Warrants will be exercised.

     The Company intends to use the net proceeds from any exercise of Public Warrants to fund continuing research and product development and for working capital. The amounts actually expended for each purpose may vary significantly depending upon various factors, including the progress of the Company's research and product development programs, determinations as to the commercial potential of each of the Company's anticipated products, and the Company's ability to attract third parties to co-fund the research and development of, or to purchase, such products. Pending such use, the net proceeds will be invested in short-term, investment grade, interest bearing securities or interest bearing accounts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                              DIVIDEND POLICY

     The Company has not paid cash dividends since its inception. The Company currently intends to retain all of its earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. The payment of dividends is subject to the discretion of the Company's Board of Directors.

                               CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1996. See Note 8 of Notes to the Financial Statements.

                                                          September 30, 1996 (1)
                                                          ----------------------
                                                               (in thousands)

7% Convertible Subordinated Notes due 1997 (current).....     $    750,000
                                                              ------------

Shareholders' equity
    Preferred Stock, no par value, 31,250,000 shares
       authorized, none issued and outstanding...........             --
    Common Stock, no par value, 31,250,000 shares
       authorized, 5,733,776 shares issued and
       outstanding (2)...................................       23,949,100
    Deferred compensation................................          (73,600)
    Accumulated deficit..................................       (9,309,500)
                                                              ------------
      Total shareholders' equity.........................       14,566,000
                                                              ------------
    Total capitalization.................................     $ 15,316,000
                                                              ============

----------------

(1) Excludes (i) 1,212,848 of Common Stock issuable upon exercise of stock options and warrants outstanding at November 30, 1996 at an approximate weighted average exercise price of $5.28 per share; and
     (ii) 356,150 shares of Common Stock issuable upon exercise of the Representatives' Warrants. An additional 489,689 shares of Common Stock are reserved for issuance under the Company's 1996 Stock Plans. See "Management - Benefit Plans."

(2) If all of the Company's Public Warrants were exercised, the Company would issue 2,256,250 shares of Common Stock and receive, after offering expenses estimated at $14,000, approximately $27,061,000.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS

Overview

     The Company commenced operations in May 1993 to develop and commercialize technology for displaying images and information directly onto the retina of the eye. Since its formation, the Company has been in the development stage, with its principal activities consisting of assembling a qualified technical and executive management team, working with the HIT Lab in the development of the VRD technology and prototype products and raising capital. The Company has generated no significant revenues and has incurred substantial losses since its inception. The Company expects to continue to incur significant operating losses over the next several years.

     The Company expects revenues to be derived from licensing its technology to OEMs of consumer electronic products; providing engineering services associated with cooperative development arrangements, including research contracts; and the manufacturing and sale of high-performance personal display products to certain professional users, directly or through joint ventures. The Company does not expect to have any significant revenues until late 1997 at the earliest. Revenues in late 1997, if any, are expected to be derived from cooperative development projects. Revenues from sales of products may not occur until substantially later, if at all. The Company expects to continue funding prototype and demonstration versions of products incorporating the VRD technology throughout 1996 and 1997. Future revenues, profits and cash flow will depend on acceptance of the VRD technology by various industries and OEMs, market acceptance of products incorporating the VRD technology and the technical performance of such products. Additionally, the Company must be able to attract, retain and motivate qualified technical and management personnel and both anticipate and adapt to a rapidly changing, competitive market for information display technologies. See "Risk Factors."

Plan of Operation

     The Company intends to invest over the next year in ongoing innovation and improvements to the VRD technology, including the development of component technology and prototypes as well as the design of subsystems and products. The Company has been purchasing and is installing certain laboratory equipment in its facilities in support of this work. The Company also intends to continue to add to its technical and business staff in pursuit of its technology development and marketing objectives and, in particular, intends to augment substantially its engineering staff. The operating plan also provides for the completion of the Research Agreement with the University of Washington and the development of strategic relationships with systems and equipment manufacturers.

Results of Operations

     The Company is in the development stage and has not generated any significant revenues. As of September 30, 1996, the Company had an accumulated deficit since inception of $9,309,500. The Company expects continuing and increasing expenditures in research and development as it focuses its efforts on further development and refinement of the VRD technology and begins commercialization efforts for its anticipated future products.

     Contract Revenues. The Company has completed two research agreements with Fujitsu Research Institute ("FRI"). The FRI agreements provided for the Company to carry out research with respect to potential applications for the VRD. The Company also completed the requirements under a purchase order from the Lockheed Martin Corp. Information Systems Division for a prototype display model of the VRD for a military trade show in October 1996. Of the $74,980 purchase order, $50,000 was recognized as revenue through September 30, 1996 on a percentage of completion basis. Contract revenues were $29,300, $77,200 and $106,500 for the year ended December 31, 1995, the nine months ended September 30, 1996 and for the period cumulative from inception through September 30, 1996, respectively.

     Research and Development Expenses. Currently, research and development expenses consist primarily of payments due under the Research Agreement with the University of Washington, as well as payroll and related costs of employees and consultants engaged in development activities, and fees related to patent applications. To date, the Company has expensed all such costs. See Note 2 of Notes to the Financial Statements. Research and development expenses during the year ended December 31, 1995, the nine months ended September 30, 1996 and the period cumulative from inception through September 30, 1996, were $1,931,200, $1,015,400 and $5,897,800, respectively. The Company believes that a significant level of continuing research and development expenses will be required to commercialize the VRD technology and to develop products incorporating VRD technology. Accordingly, the Company anticipates that it will devote substantial resources to research and development, including hiring additional personnel, and that these costs will continue to increase in future periods.

     Marketing, General and Administrative Expenses. Marketing, general and administrative expenses include payroll and related costs for the Company's administrative and executive personnel, costs related to the Company's marketing and promotional efforts, office lease expenses and other overhead costs, including legal and accounting costs and fees of consultants and professionals. In 1993 and 1994, the Company used consultants extensively to evaluate the potential for commercialization of the VRD technology and to develop its business plan. Marketing, general and administrative expenses during the year ended December 31, 1995, the nine months ended September 30, 1996 and the period cumulative from inception through September 30, 1996, were approximately $1,037,700, $1,331,100 and $3,631,400, respectively. The Company expects marketing, general and administrative expenses to increase substantially in future periods as the Company invests in marketing activities to promote and launch its VRD technology and anticipated products and as it increases its number of employees and level of corporate and administrative activity.

     Income Taxes. At December 31, 1995, the Company had net operating loss carry-forwards of approximately $2,812,000 for federal income tax reporting purposes. The net operating loss carry-forwards will expire beginning in 2005 if not utilized. In addition, due to changes in ownership, as defined by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), resulting from the sale of common stock and convertible preferred stock, the annual deductibility of the net operating loss carry-forwards is limited to approximately $761,000. A valuation allowance has been recorded against total deferred tax assets of $2,346,000 because realization is primarily dependent on generating sufficient taxable income prior to expiration of net operating loss carry-forwards. See Note 7 of Notes to the Financial Statements. The issuance of the Common Stock in the Company's August 1996 initial public offering and the issuance of Common Stock offered hereby may further reduce the annual deductibility of the net operating loss carry-forwards.

Liquidity and Capital Resources

     To date, the Company has financed its operations primarily through private and public offerings of common stock and private placements of convertible preferred stock and convertible notes. In August 1996, the Company completed an initial public offering of 2,250,000 units, each unit consisting of one share of Common Stock and one five-year redeemable Public Warrant to purchase one share of Common Stock at $12.00 per share. The Company received net proceeds from the offering of approximately $15,500,000 after deducting underwriting discounts and offering expenses. At September 30, 1996, the Company had cash and cash equivalents of $16,447,000.

     Through September 30, 1996, the Company had incurred an accumulated deficit of $9,309,500, of which $3,850,100 represented payments made to the University of Washington to fund the research and development of its VRD technology pursuant to the terms of the Research Agreement, and $1,182,100 represented non-cash expenses for compensation and services associated with the issuances of stock, warrants and options.

     In July 1996, the Company raised net proceeds of $707,500 in a private placement of its 7% Notes. From November 25, 1996, through March 15, 1997, the 7% Notes were redeemable at the option of the noteholder at par (plus accrued and unpaid interest) plus 6,000 shares of Common Stock for every $100,000 principal so redeemed. Subsequent to November 25, 1996, the 7% Notes were redeemed in full (plus accrued and unpaid interest) and 45,000 shares of Common Stock were issued to the noteholders. See "Shares Eligible for Future Sale" and "Selling Shareholders."

     The Company's future expenditures and capital requirements will depend on numerous factors, including the progress of its research and development program, the progress in commercialization activities and arrangements, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments and the ability of the Company to establish cooperative development, joint venture and licensing arrangements. In order to maintain its exclusive rights under the UW License Agreement, the Company is obligated to make additional quarterly research payments through August 1997 aggregating $962,500 and, thereafter, to make additional payments in respect of royalties on the VRD. See "Business - University of Washington License Agreement." If the Company is successful in establishing OEM co-development and joint venture arrangements, it is expected that the Company's partners would fund certain non-recurring engineering costs for product development. Nevertheless, the Company expects its cash requirements to increase significantly each year as it expands its activities and operations. There can be no assurance that the Company will ever be able to generate revenues or achieve or sustain profitability.

     The Company believes that its current cash balances will satisfy its budgeted cash requirements for the foreseeable future, based on the Company's current operating plan. Actual expenses, however, may exceed the amounts budgeted therefor and the Company may require additional capital earlier to develop its products, to respond to competitive pressures or to meet unanticipated development difficulties. The Company's operating plan calls for the purchase and installation of certain laboratory equipment and facilities and the addition of technical and business staff. The operating plan also provides for the completion of the Research Agreement with the University of Washington and the development of strategic relationships with systems and equipment manufacturers. See "Business." There can be no assurance that additional financing will be available to the Company or that, if available, it will be available on terms acceptable to the Company on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements, the Company may be required to limit its operations significantly. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company can, directly or through arrangements with OEMs, introduce products incorporating the VRD technology and the market acceptance and competitive position of such products. See "Risk Factors - Capital Requirements."

                                  BUSINESS

Overview

     Microvision, through an exclusive license and research agreement with the University of Washington, is developing information display technologies that allow electronically generated images and information to be projected directly onto the retina of the viewer's eye. The Company has developed prototype VRD devices, including a portable monochrome version and a table-top, full-color version, and is currently refining and developing its VRD for commercial applications. The Company expects to commercialize its technology through the development of products and as a supplier of personal display technology to OEMs. The Company believes the VRD technology will be useful in a variety of applications, including portable communication devices, visual simulation and entertainment displays and devices that superimpose images on the user's field of vision. The Company expects that its technology will permit the use of highly miniaturized, lightweight, battery-operated viewing devices that can be comfortably held or worn as "headphones for the eyes."

Industry Background

     The ubiquitous nature of personal computing, electronic communication, television and video products has created a worldwide market for display technologies. Information displays are the primary medium through which text and images generated by computer and other electronic systems are delivered to end-users. While early computer systems were designed and used for tasks that involved little interaction between the user and the computer, today's graphical and multimedia information and computing environments require systems that devote most of their resources to generating and updating visual displays. The market for display technologies also has been stimulated by the increasing popularity of portable pagers and cellular phones; interest in simulated environments and augmented vision systems; and the recognition that better means of connecting people and machines can improve productivity and enhance the enjoyment of electronic entertainment and learning experiences.

     For decades, the CRT has been the dominant display device. A CRT creates an image by scanning a beam of electrons across a phosphor- coated screen, causing the phosphors to emit visible light. The beam is generated by an electron gun and is passed through a deflection system that scans the beam rapidly left to right and top to bottom. A magnetic lens focuses the beam into a small glowing dot on the phosphor screen. It is these rapidly moving spots of light ("pixels") that "paint" the image on the surface of the viewing screen. The next generation of imaging technology, flat panel displays, is now in widespread use in portable computers, calculators, and other personal display devices. The most prevalent flat panel technology is the liquid crystal display ("LCD"), which can consist of hundreds of thousands of pixels, each of which is formed by a single transistor acting on a crystalline material.

     In recent years, as the computer and electronics industries have made substantial advances in miniaturization, manufacturers have sought lightweight, low power, cost-effective displays to enable the development of more portable products. Flat panel technologies have made meaningful advances in these areas, and liquid crystal flat panel displays are now commonly used for laptop computers and other electronic products. Both CRT and flat panel technologies, however, pose difficult engineering and fabrication problems for more highly miniaturized products, because of inherent constraints in size, weight and power consumption. In addition, many products that use CRT and flat panel displays often become dim and difficult to see in outdoor or other settings where the ambient light is stronger than the light emitted from the screen. The Company believes that as display technologies attempt to keep pace with miniaturization and other advances in information delivery systems, conventional CRT and flat panel technologies will experience increasing difficulty providing the full range of performance characteristics - high resolution, bright display, low power consumption - required for state-of-the-art information systems.

Microvision's Retinal Display Technology

     The Company's VRD is fundamentally different from previously commercialized display technologies. The VRD creates an image directly on the retina like a miniaturized video projector focused on the "projection screen" at the back of the viewer's eye. In certain applications, the image appears in the viewer's field of vision as if the viewer were only an arm's length away from a high quality video screen. The VRD technology also can superimpose an image on the viewer's field of vision, enabling the viewer to see data or other information projected by the device in the context of his or her natural surroundings. In each case, a high resolution, bright image is created.

     By scanning a low-power beam of colored light to "paint" rows of pixels directly on the retina of the viewer's eye, the VRD technology creates a high resolution, full-motion image without the use of screens or externally projected images. The light source acts on the retina in much the same way as other natural light sources. The VRD is composed of four basic components: (1) drive electronics; (2) photon sources; (3) horizontal and vertical scanners; and (4) optics.

                       Virtual Retinal Display System



[Diagram of Virtual Retinal Display System, mapping display delivery from video image "input" to retinal display "output"]





     The drive electronics acquire and process signals from the image or data source to control and synchronize the color mix, grey-level and placement of pixels. Color pixels are generated by a modulated light source which varies the intensity of red, green and blue light to generate a complete palette of colors and shades. The pixels are then arranged on the retina by a horizontal scanner that rapidly sweeps the light beam to place the pixels into a row, and a vertical scanner, which moves the light beam to the next line where another row of pixels is drawn. Refractive and reflective optical elements direct the light beam into the viewer's eye, projecting an image through the viewer's pupil onto the retina.

Strategy

     The Company's objective is to be a leading provider of personal display and imaging technology in a broad range of professional and consumer applications. Key elements of the Company's strategy to achieve this objective are:

     Custom design, manufacture and sale of high performance products. The Company anticipates providing high performance products to professional end-users in markets with lower product volume requirements. The Company expects that end-users in this category will include professionals in the defense, law enforcement, industrial process controls and health care industries. As a result of the potential for professionals in these industries to realize productivity or performance gains and associated economic benefit from the use of personal display products, the Company believes that customers in these industries will be less sensitive to the cost of VRD products than customers in the consumer electronics markets. The Company also believes that, because the unit volume requirements for such end-users are generally lower, demand for such products may be more predictable and the risks associated with production and inventory more easily managed. Depending upon the circumstances, the Company may manufacture these products, using standard component suppliers and contract manufacturers as required, or may seek to form one or more joint ventures to manufacture the products. The Company expects that early production of specially designed products will enhance its ability to provide more fully integrated solutions and support for the development of similar products by manufacturers in high volume consumer markets.

     Supply of display and imaging solutions and licensing of proprietary technology to OEMs for volume manufacture of products. The Company believes that in consumer markets the ability of personal display products to compete effectively is largely driven by the ability to price aggressively for maximum market penetration. Significant economies of scale in purchasing, volume manufacturing and distribution are important factors in driving costs downward to achieve pricing objectives and profitability. Additionally, certain types of products, such as pagers or cellular phones, may require the integration of the VRD with other unrelated electronic technologies. In markets requiring volume production of personal display products, the Company intends to provide components, subsystems and systems design technology to OEMs under licensing agreements. Microvision's strategy will be to seek both initial license fees from such arrangements as well as ongoing per unit royalties.

     The Company expects such relationships may involve a period of co-development during which engineering and marketing professionals from OEMs would work with Microvision's technical staff to specify, design and develop a product appropriate to the targeted market and application. Microvision intends to charge fees to such OEMs to cover the costs of the engineering effort allocated to such development projects. The nature of the relationships with such OEMs may vary from partner to partner depending on the proposed application for the VRD, the product to be developed, and the OEM's design, manufacturing and distribution capabilities. The Company believes that by limiting its own direct manufacturing obligations for consumer products it will reduce the capital requirements and risks inherent in bringing the VRD to the consumer market.

     The Company believes that it can enhance its competitive position by reducing the cost and improving the performance of its VRD technology and by expanding its portfolio of intellectual property rights. A key part of the Company's technology development strategy includes developing and protecting (i) concepts relating to the function, design and application of the VRD system; (ii) component technologies and integration techniques essential to the commercialization of the VRD and which are expected to reduce the cost and improve the performance of the system; and (iii) component technologies and integration techniques that reduce technical requirements and accelerate the pace of commercial development. The Company is continuing to work with the University of Washington to develop a portfolio of proprietary and patented technologies, processes and techniques that relate directly to the functionality and to the commercial viability of the VRD technology. See "- Technology Development" and " - Intellectual Property and Proprietary Rights."

Applications, Markets and Products

     Microvision has identified a variety of potential applications for its VRD, including the following:

     Hand-held Communications Devices. Manufacturers of wireless and cellular communications devices have identified a need for products that incorporate personal display units for viewing fax, electronic mail and graphic images on highly miniaturized devices. Existing display technologies have had difficulty satisfying this demand fully because of the requirements that such devices be highly miniaturized, full format, relatively low cost, and offer high resolution and brightness without requiring high levels of power supply. Microvision expects that the range of potential products in this category may include cellular phones and pagers that project into view electronic mail messages, faxes, or other images in a bright, sharp display.

     Visual Simulation and Entertainment Displays. Manufacturers of interactive media products have recognized that the visual experience offered by simulation is enhanced by high resolution, three-dimensional displays projected over a wide field of vision. Although simulated environments traditionally have been used as a training tool for professional use, they are increasingly popular as a means of entertainment, particularly in computer games. In a three-dimensional video game, an inexpensive pair of VRD eyeglasses with a wide field of view could provide a highly immersive visual experience.

     Augmented Vision Displays. Augmented vision applications superimpose high contrast, monochromatic (or color) images and information on the viewer's field of vision as a means of enhancing the safety, precision and speed of the user's performance of tasks. For example, a head-mounted display could superimpose critical patient information such as vital signs, EKG traces, reference materials, X-rays or MRI images in a surgeon's field of vision. For military applications, troops could be equipped with eyeglasses that display high definition imagery that could be viewed without blocking normal vision and could assist in threat detection, reconnaissance and other activities.

     Microvision has targeted various market segments for these potential applications, including defense and public safety, healthcare, business, industrial and consumer electronics. The following table identifies product development opportunities within each of these markets.

[Potential applications of the VRD, as set forth in a matrix whose horizontal axis lists the market segments for the potential applications and whose vertical axis lists potential products incorporating the VRD technology]

     Microvision believes certain market segments will be early adopters of the VRD technology, particularly those industries for which VRD in an early stage of development can offer significant productivity or performance gains and associated cost savings. The Company believes that military and industrial users will place value on the ability of personal VRD devices to superimpose high contrast images on the user's natural field of vision. Similarly, users of wireless devices who have a need to receive critical or timely data through electronic mail, Internet or facsimile transmission are expected to value the performance characteristics that VRDs are expected to deliver.

     Microvision is in discussions with systems and equipment manufacturers in the defense, wireless communications, computing and commercial and consumer electronics industries. The Company intends to work with certain of these manufacturers to develop or co-develop specific products which the Company believes to be the most commercially viable. The Company has identified specifications for several products which it believes may address the particular needs of development programs sponsored by the U.S. military and which can be priced competitively. These products include a high performance, full-color helmet-mounted display for use in interactive simulations, and a medium priced, helmet-mounted augmented vision device that superimposes information in a monochromatic format on the user's natural field of vision and can be worn by technicians and other military personnel to provide easy access to real-time data. In addition, the Company believes it may develop moderately priced eyeglasses or goggles that can be fitted for augmented vision display and would be suitable for a variety of uses. There can be no assurance that the Company will be successful in developing these or other proposed products, with or without co- development partners. Even if the Company is successful in arranging development or co-development projects, it does not expect commercial sales of products until at least 1998, and commercial sales may not occur until substantially later, if at all.

Prototypes

     To date the Company has developed only two prototypes to demonstrate the feasibility of the VRD technology. These prototypes are not incorporated into specific commercial products or applications, but rather are demonstration models of the technology. The first prototype developed was a table-top model that receives output from a personal computer. This prototype generates a full color image. A combination of reflective and refractive optical elements are positioned around the eye, but do not obscure the user's field of vision, so that as the image is scanned onto the optics and reflected onto the retina, the viewer perceives the image superimposed on the viewer's natural field of vision. The second prototype fits into a briefcase and is portable. It also connects to a personal computer. At present the portable prototype generates only a monochromatic image. The projection optics of the portable prototype together with the vertical and horizontal scanner and the light source are packaged in a module, which can be hand-held or mounted to a stand. The electronics that receive and condition the signal are packaged separately in the briefcase.

     Significant work will be required in the area of drive electronics, development of photon sources, scanning techniques and optics design to advance the VRD from prototype to product stage. See "- Technology Development."

Technology Development

     The Company's existing prototypes have demonstrated the technological feasibility of the VRD and the Company's ability to miniaturize certain of its key components. Additional work is in progress to continue miniaturization advances necessary for commercial application, to achieve full color capability in miniaturized versions, to expand the exit pupil of the VRD and to design for specific applications.

     Drive Electronics. The Company has identified four areas where additional development of the drive electronics is necessary. The first involves further miniaturization using integrated circuits and advanced packaging techniques. To date, the Company has identified no technological barriers to the further miniaturization of the drive electronics. The second area involves refining the timing and nature of the signals driving the photon source and scanners to improve display quality. The third and fourth areas of development relate to achieving and improving compatibility of the drive electronics with existing and newly emerging video standards. The Company's existing prototypes are compatible with current video format standards and the output from most personal computers. In the future, the Company intends to develop the VRD to conform to a range of interface standards, including emerging standards such as high definition television. For interfaces with emerging video standards, additional development of the drive electronics technology will likely be required.

     Photon Sources. The photon generator is the source of the light beam that creates the image on the retina. In a full-color VRD, red, green and blue photon generators will be used, each with its own modulator, to generate a mix yielding the desired color and brightness. Low- power solid state lasers, laser diodes and light-emitting diodes ("LEDs") are suitable photon generators for the VRD. Red, blue and green solid state lasers are currently available, but are useful only for VRD applications where cost and size are not critical. Miniaturized visible laser diodes are currently available only in red, although a number of companies are developing laser diodes in green and blue. Miniaturized LEDs are less expensive than laser diodes and the Company has developed a miniature red LED, which appears to respond quickly enough to sustain a VGA display and is expected to cost less to produce than equivalent wavelength laser diodes. Microvision expects these LEDs will provide sufficient brightness for certain applications, however, Microvision expects to use laser diodes for augmented vision applications that require maximum brightness. The Company intends to rely on others to complete development of the materials and processes necessary to produce blue and green LEDs and laser diodes. This development is not expected prior to the introduction of the Company's proposed initial products, and as a result the Company's proposed initial full color VRD products are likely to use solid state lasers.

     Scanning. A pair of scanners, one horizontal and one vertical, is used to direct the light beam that creates the image on the retina. In laser printers and bar code readers, a spinning or oscillating mirror is used to scan a light beam, but these mechanical scanners are typically too large and too slow for use in miniaturized display settings. To solve this problem, the Company has developed the MRS. In operation, the MRS resembles a very small tuning fork with a mirrored surface. It is tuned to resonate at the exact scanning frequency needed to generate the display, so that very little power is needed to keep it oscillating. Directing the light beam at the vibrating mirror causes the light beam to scan rapidly back and forth horizontally. The second vibrating mirror is used to direct the horizontal beam vertically. The Company believes that its MRS may have significant commercial value independent of the VRD.

     Continued development of the scanning subsystem of the VRD will be required in order to allow scanning capability for current standard video formats, including high definition television, as well as new digital video standards. Existing designs for scanner and scanner electronics may prove ineffective at higher resolutions and may need to be replaced with alternative scanning methods. As a result, achievement of future video standards may necessitate additional development of both the scanner and the scanner electronics.

     Optics. For applications where the VRD device is to be worn, it is desirable to have an exit pupil (the range within which the viewer's eye can move and continue to see the image) of at least 10 millimeters. The Company has recently developed an expanded exit pupil of approximately this size and the University of Washington has filed a U.S. patent application to seek to protect this feature. Continued design and engineering of this expanded exit pupil is required to develop commercial applications. The Company's ongoing optics development is directed at the creation of optical systems that are lightweight and cost-effective to manufacture.

University of Washington License Agreement

     Microvision's technology was developed at the University of Washington's HIT Lab by a team of technicians and engineers under the direction of Dr. Furness. See "Management - HIT Lab Personnel." In 1993, Microvision secured the exclusive rights to the VRD technology and associated intellectual property from the University of Washington pursuant to the UW License Agreement. The scope of the license covers all possible commercial uses of the VRD, worldwide, including the right to grant sublicenses. The license expires upon the expiration of the last of the University's patents. In granting the license, the University retained limited non-commercial rights with respect to the VRD, including the right to use the technology for non-commercial research and instructional purposes and the right to comply with applicable laws regarding the non-exclusive use of the technology by the United States government. The University also has the right to consent to Microvision's sublicensing arrangements and to the prosecution and settlement by Microvision of infringement disputes.

     Microvision may lose the exclusivity of its license if it fails to satisfy certain requirements with respect to the commercialization of the VRD, including, without limitation, having the VRD technology or VRD applications available for commercial use, sale or licensing within two years of the termination of the Research Agreement, failing to use its best efforts to commercialize the VRD technology, failing to provide reports to the University from time to time as provided in the License Agreement or failing to respond to any infringement action within 90 days of learning of such action. In the event of the termination of Microvision's exclusivity, Microvision would lose its rights to grant sublicenses and would no longer have the first right to take action against any alleged infringement. In addition, each of Microvision and the University of Washington has the right to terminate the License Agreement in the event that the other party fails to cure a material breach of the Agreement within 30 days of written notice of the breach. Microvision may terminate the License Agreement at any time by serving 90 days prior written notice on the University of Washington. In the event of any termination of the License Agreement, the license granted to Microvision would terminate.

     Under the terms of the UW License Agreement, Microvision agreed to pay a non-refundable fee of $5,133,500 (the "License Fee") and to issue to the University and to the inventors of the VRD technology, including Dr. Furness, shares of Microvision's Common Stock. In addition, the University of Washington is entitled to receive certain ongoing royalties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." If Microvision were to terminate the UW License Agreement, it believes that further payments of the License Fee would not be required and, accordingly, has not booked the balance of payments due as an accrued expense. However, the language of the UW License Agreement is unclear on this point and a contrary interpretation suggests that the Company may be obligated to pay any remaining balance of the license fee. In any event, the Company considers the exclusive license to be an essential element of its business plan and fully intends to pay the balance of the License Fee, most probably through continued payments under the Research Agreement.

     At the same time it entered into the License Agreement, Microvision contracted with the HIT Lab and the Washington Technology Center, an agency of the State of Washington created to foster the development of the technology industry within the state (the "WTC"), to fund the research and development of the VRD technology pursuant to the Research Agreement. The VRD technology research undertaken by the HIT Lab is under the direction of Dr. Furness. Any intellectual property developed by the HIT Lab pursuant to this Agreement is included in the exclusive license granted to Microvision under the UW License Agreement. Microvision pays the University $320,844 per quarter for the research performed by the HIT Lab. To date, Microvision has paid $4,170,969 to the University of Washington under the Research Agreement. Payments made pursuant to the Research Agreement are credited against the License Fee. See Note 5 of Notes to the Financial Statements.

     In the event that Microvision defaults in its obligations, including payment obligations, under the Research Agreement, the University may terminate the License Agreement. The Research Agreement currently is scheduled to expire in late 1997, but may be continued by agreement of the parties. In an effort to match more closely the timing of the Company's funding obligations under the Research Agreement with the research performed by the HIT Lab, the Company and the University are currently discussing rescheduling payments under the Research Agreement and extending the term of the Research Agreement. The HIT Lab and the Company work together closely, and Stephen R. Willey, the Company's Executive Vice President and Technical Liaison, acts as liaison between the HIT Lab, WTC and the Company. In addition, the HIT Lab provides the Company with quarterly reports on each functional area of the research and development activities it conducts, such as optics, mechanics, electronics and photonics, and Microvision employees and personnel at the HIT Lab jointly determine the direction of future research and development activities.

Intellectual Property and Proprietary Rights

     The Company's ability to compete effectively in the information display market will depend, in part, on the ability of the Company and the University of Washington to maintain the proprietary nature of the VRD technology. The University of Washington has been awarded two U.S. patents related to the VRD technology. Patent No. 5467104 issued in November 1995 has 11 claims relating to the function, design, and application of the VRD system, and including claims directed to the ability to superimpose images on the user's field of vision. Patent No. 5557444 issued in September 1996 has 37 claims relating to the MRS, which is a key component for the effective commercialization of the VRD system. The University also has received a notice of allowance from the U.S. Patent and Trademark Office for a fiber optic pixel source. A notice of allowance indicates that the U.S. Patent and Trademark Office has completed its examination of the application and determined that the application meets the statutory requirements for patentability. Although a notice of allowance does not in itself afford patent protection, once a notice of allowance is issued it is expected that a patent will issue upon completion of the U.S. Patent and Trademark Office publication formalities. In addition, the University has filed other applications for patents in the United States and in certain foreign countries. The inventions covered by such applications generally address and accommodate component miniaturization, specific implementation of various system components and design elements to facilitate mass production.

     The Company considers protection of these key enabling technologies and components to be a fundamental aspect of its strategy to penetrate diverse markets with unique products. As such, it intends to continue to develop its portfolio of proprietary and patented technologies, at the system, component, and process levels. There can be no assurance, however, as to the degree of protection offered by these patents, or as to the likelihood that patents will be issued from the pending patent applications. Moreover, these patents may have limited commercial value or may lack sufficient breadth to protect adequately the aspects of the Company's technology to which the patents relate.

     There also can be no assurance that competitors, in the United States and in foreign countries, many of which have substantially greater resources than the Company and have made substantial investments in competing technologies, will not apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make and sell its products, or intentionally infringe the University's patents. The Company is aware of several patents held by third parties that relate to certain aspects of retinal scanning devices. There is no assurance that these patents would not be used as a basis to challenge the validity of the University's patent rights, to limit the scope of the University's patent rights or to limit the University's ability to obtain additional or broader patent rights. A successful challenge to the validity of the Company's patents may adversely affect the Company's competitive position and could limit the Company's ability to commercialize the VRD technology. Moreover, there can be no assurance that such patent holders or other third parties will not claim infringement by the

Company or by the University with respect to current and future technology. Because U.S. patent applications are held and examined in secrecy, it is also possible that presently pending U.S. patent applications will eventually issue with claims that will be infringed by the Company's products or the VRD technology. The defense and prosecution of patent suits is costly and time-consuming, even if the outcome is favorable. This is particularly true in foreign countries where the expenses associated with such proceedings can be prohibitive. An adverse outcome in the defense of a patent suit could subject the Company to significant liabilities to third parties, require the Company and others to cease selling products that incorporate VRD technology or cease licensing the VRD technology, or require disputed rights to be licensed from third parties. Such licenses may not be available on satisfactory terms or at all. Moreover, if claims of infringement are asserted against future co-development partners or customers of the Company, those partners or customers may seek indemnification from the Company for damages or expenses they incur.

     The Company also relies on unpatented proprietary technology and there can be no assurance that others may not independently develop the same or similar technology or otherwise obtain access to the Company's proprietary technology. To protect its rights in these areas, the Company requires all employees and most consultants, advisors and collaborators to enter into confidentiality and noncompetition agreements. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. In addition, the University of Washington retains the right to publish information regarding the VRD technology for academic purposes. To date, the Company has had no experience in enforcing its confidentiality agreements.

Human Factors and Safety

     As part of its research and development activities, the Company conducts ongoing research as to the cognitive, physiological and ergonomic factors that must be addressed by products incorporating VRD technologies and the safety of VRD technology, including such issues as the maximum permissible laser exposure limits established by American National Standards Institute ("ANSI"). Researchers from the HIT Lab concluded that, assuming use of a VRD device for eight continuous hours, laser exposure to the retina would be approximately 100,000 times below the maximum permissible exposure levels established by ANSI. If the horizontal and vertical scanners were to fail such that the photon output were continuous, a user would experience laser exposure approximately 1,000 times below the ANSI limits before the user would likely look away from the VRD or avert his or her eyes. In the event that the user did not avert his or her eyes from the VRD, the user would have to remain perfectly still and focus on the VRD for several hours to reach the ANSI maximum permissible exposure level.

Competition

     The information display industry is highly competitive. The Company's products and the VRD technology will be competing with established manufacturers of miniaturized CRT and flat panel display devices, including companies such as Sony Corporation and Texas Instruments Incorporated, most of whom have substantially greater financial, technical and other resources than the Company and many of whom are developing alternative miniature display technologies. The Company also will compete with other developers of miniaturized display devices. There can be no assurance that the Company's competitors will not succeed in developing technologies and products that would render the VRD technology or the Company's products obsolete and non-competitive.

     The electronic information display industry has been characterized by rapid and significant technological advances. There can be no assurance that the VRD technology or the Company's proposed products will remain competitive with such advances or that the Company will have sufficient funds to invest in new technologies or products or processes. Although the Company believes that its VRD technology and proposed display products should deliver images of a quality and resolution substantially better than that of commercially available LCD and CRT-based display products, there is no assurance that manufacturers of LCDs and CRTs will not develop further improvements of screen display technology that would eliminate or diminish the anticipated advantages of the Company's proposed products.

Other Technology Investment

     The Company intends to pursue the acquisition and development of other imaging and display technologies as opportunities to do so arise.

     In March 1994, the Company entered into a second exclusive license agreement with the University of Washington to commercialize imaging technology unrelated to the VRD technology. This technology involves the projection of data and information onto the inside of a dome that is placed over the viewer's head. This imaging technology is referred to as HALO. The HALO license agreement requires the Company to pay $200,000 to the University, and to issue 93,750 shares of Common Stock to the University and the inventors of the technology, upon the achievement of certain milestones, including, among other things, the receipt by the University of a patent covering the technology. See Note 5 of Notes to the Financial Statements.

Legal Proceedings

     During the period March 1994 through June 1995, warrants to purchase an aggregate of 343,750 shares of Common Stock at prices ranging from $0.80 to $6.40 per share were approved by the Company's Board of Directors for issuance to a director. The director resigned his position in August 1995. Subsequent to December 31, 1995, the Board of Directors concluded that the grant of the warrants to the former director had neither been properly authorized under the Washington Business Corporation Act nor supported by adequate consideration. The former director disputes the Company's view of the circumstances surrounding the approval of the Warrants, has engaged counsel with respect to the matter and has informed the Company that if settlement of the parties' differences with respect to the warrants is not reached, he intends to commence legal action seeking damages for breach of contract and a declaration that the warrants are in full force and effect. Although the Company believes its position with respect to the warrants is correct, if the former director were to commence legal action against the Company, there is no assurance that he would not prevail on some or all of such claims.

     Dr. Thomas A. Furness has notified the Company that he believes he is entitled to additional compensation for past services to the Company. Dr. Furness has proposed that the Company award him warrants to purchase 156,250 shares of Common Stock. The Company believes that it has fulfilled all obligations it had to Dr. Furness. Dr. Furness has retained counsel to represent him in connection with his proposal to the Company and has informed the Company that unless his proposal is accepted he intends to commence legal action against the Company.

Employees

     As of November 30, 1996 Microvision had 13 full-time employees and one part-time employee. Microvision is actively seeking additional qualified full-time personnel where appropriate and had reached an agreement to hire one new employee. The Company's employees are not subject to any collective bargaining agreements and management regards its relations with employees to be good. See "Risk Factors - Dependence on Key Personnel" and "Management."

Facilities

     Microvision currently leases approximately 5,600 square feet of combined use office and laboratory space at 2203 Airport Way South in Seattle, Washington. In addition, the VRD research facility occupies approximately 1,500 square feet of laboratory space at the HIT Lab located on the University of Washington campus in Seattle, Washington. The laboratory space is provided in connection with the research activities performed by the HIT Lab. See "- University of Washington License Agreement." The Company believes that the current facilities are adequate and anticipates that additional space will be available on reasonable terms when needed.

                                 MANAGEMENT

Executive Officers and Directors

     The executive officers and directors of the Company are as follows:


       Name                 Age      Position
-----------------------    -----     ------------------------------------------

Richard F. Rutkowski(1)     40       Chief Executive Officer, President and
                                       Director
Stephen R. Willey           42       Executive Vice President, Technical
                                       Liaison and Director
Richard A. Raisig(1)        49       Chief Financial Officer and Vice President,
                                       Operations and Director
Walter J. Lack(1)(2)        48       Director
Robert A. Ratliffe          36       Director
Jacob Brouwer(2)            70       Director
Richard A. Cowell           49       Director

---------------------------

(1)  Member of the Compensation and Finance Committees

(2)  Member of the Audit Committee

     Richard F. Rutkowski served as Chief Operating Officer of the Company from December 1994 until September 1995, Chief Executive Officer of the Company since September 1995, as a director of the Company since August 1995, and was elected President of the Company in July 1996. Between November 1992 and May 1994, Mr. Rutkowski served as Executive Vice President of Medialink Technologies Corporation (formerly Lone Wolf Corporation), a developer of high speed digital networking technology for multimedia applications in audio-video computing, consumer electronics and telecommunications. Between February 1990 and April 1995, Mr. Rutkowski was principal of Rutkowski, Erickson, Scott, a consulting firm. Mr. Rutkowski also serves as a director of Digital Data Networks, Inc., a developer of wireless communications systems and networked electronic display media for the transit industry.

     Stephen R. Willey has served as Executive Vice President of the Company since October 1995 and as a director since June 1995. Mr. Willey also serves as the Company's technical liaison to the University of Washington's HIT Lab. Between January 1994 and April 1996, Mr. Willey served as an outside consultant to the Company through DGI The Development Group, Inc. ("DGI"), a business and technology consulting firm that Mr. Willey founded in 1982 and CSI Connection Systems, Inc., also a business and technology consulting firm founded by Mr. Willey. As principal of DGI, Mr. Willey provided technology consulting services to CREO Products, Inc., an electro-optics equipment manufacturer, between June 1989 and December 1992. Mr. Willey also co-founded PRO. NET Communications, Inc., an Internet services company. Mr. Willey has served as a director of PRO. NET since 1994.

     Richard A. Raisig has served as Chief Financial Officer and Vice President, Operations of the Company since August 1996 and as a director of the Company since March 1996. Mr. Raisig was Chief Financial Officer of Videx Equipment Corporation, a manufacturer and rebuilder of wire line equipment for the cabling industry from June 1995, until August 1996. From July 1992 to May 1995, Mr. Raisig was Chief Financial Officer and Senior Vice President-Finance for Killion Extruders, Inc., a manufacturer of plastic extrusion equipment. From February 1990 to July 1992, Mr. Raisig was Managing Director of Crimson Capital Company, an investment banking firm. Prior to 1990, Mr. Raisig was a Senior Vice President of Dean Witter Reynolds, Inc. Mr. Raisig is a Certified Public Accountant.

     Walter J. Lack has served as a director of the Company since August 1995. Mr. Lack is a partner of Engstrom, Lipscomb & Lack, a Los Angeles, California law firm that he founded in 1974. Mr. Lack has acted as a special arbitrator for the Superior Court of the State of California since 1976 and for the American Arbitration Association since 1979. Mr. Lack also serves as a director of HCCH Insurance Holdings, Inc., a multinational insurance company listed on The New York Stock Exchange. Mr. Lack has been involved in a number of start-up companies, both as an investor and as a director.

     Robert A. Ratliffe joined the Company as a director in July 1996. Mr. Ratliffe has been Vice President and principal of Eagle River, Inc., an investment company specializing in the telecommunications and technology sectors, and Vice President of Communications for Nextel Communications, Inc., a wireless telecommunications company, since early 1996. Between 1986 and 1996, Mr. Ratliffe served as Senior Vice President, Communications, for AT&T Wireless Services, Inc., and its predecessor, McCaw Cellular Communications, Inc., where he also served as Vice President of External Affairs and as Vice President of Acquisitions and Development. Prior to joining McCaw Cellular Communications, Inc., Mr. Ratliffe was a Vice President with Seafirst Bank.

     Jacob Brouwer joined the Company as a director in July 1996. Mr. Brouwer is the Chairman and Chief Executive Officer of Brouwer Claims Canada & Co. Ltd., an insurance adjusting company that he founded in 1956. Mr. Brouwer has served as a director for numerous companies, including the Canadian National Railway Company, The Insurance Corporation of British Columbia, Air B.C., Golden Tulip Hotels Ltd., and Northwestel Inc. Mr. Brouwer is past President of the British Columbia Adjusters Association, and former Chairman of the International Financial Centre of British Columbia. Mr. Brouwer currently serves as a director of First Interstate Bank of Canada and of Doman Industries, a forest products company.

     Richard A. Cowell joined the Company as a director in August 1996. Mr. Cowell is a Senior Associate at Booz Allen & Hamilton involved in, among other things, the incorporation of simulation and models into education and training programs for Department of Defense contractors. Prior to joining Booz Allen in March of 1996, Mr. Cowell served in the United States Army for 25 years. Immediately prior to his retirement from the Army, Mr. Cowell served as Director of the Louisiana Maneuvers Task Force reporting directly to the Chief of Staff, Army. Mr. Cowell has authored a number of articles relating to the future of the Army and received awards for his writing and producing of a film entitled "America's Army" in 1994. Mr. Cowell retired from the Army holding the rank of Colonel.

     Directors of the Company hold office until the next annual meeting of shareholders or until their successors have been elected and duly qualified. Pursuant to the 1996 Independent Director Stock Plan, non-employee directors receive an annual award of Common Stock. See "- Benefit Plans - 1996 Independent Director Stock Plan." Non-employee directors receive no salary for their services and receive no fee from the Company other than as described above for their participation at Board meetings. All directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in attending meetings of the Board of Directors.

     Executive officers are elected by the Board of Directors of the Company at the first meeting after each annual meeting of shareholders and hold office until their successors are elected and duly qualified.

Significant Employees

     Todd R. McIntyre joined the Company in January 1996 and currently serves as Vice President of Business Development and Director of Marketing. Mr. McIntyre is responsible for establishing relationships for the development of products incorporating the VRD technology. Over the past eight years, Mr. McIntyre has held business development and marketing positions with several development stage companies, including Southern Limited Partnership, a magazine and book publisher; Sasquatch Publishing Company, Inc., a magazine and book publisher; SPRY Inc., an Internet software products publisher; and Notable Technologies, Inc., a wireless telecommunications products manufacturer.

     Douglas A. Stoll joined the Company in October 1996 as Director of Engineering with responsibility for managing the Company's core technology and internal product development programs. Previously, Mr. Stoll spent 16 years with the Space and Defense Sector of TRW, Inc. in various project management roles. He managed several simulation and avionics design teams and was named the program manager for all TRW activities on the B-2 program from 1990 through 1992. Prior to joining TRW, Mr. Stoll spent 10 years in the U.S. Air Force as a B-52 pilot and as a scientific analyst at the Edwards Flight Test Center. He currently holds the rank of Lieutenant Colonel in the Air Force Reserves. Mr. Stoll earned an M.S. in Physics from Ohio State University, an M.S. in Systems Management from the University of Southern California and an executive MBA from UCLA.

     John Lewis joined the Company in November 1996 as Director of Research with primary responsibility for directing and managing the continued advancement of the Company's core technology, and development and protection of the intellectual property assets of the Company. From 1978 to 1996, Mr. Lewis held various technical and management positions at Polaroid Corporation. During his tenure at Polaroid, Mr. Lewis headed several projects that involved using micro-optics in the coupling of semiconductor light sources and using scanning mechanisms for high quality imaging. From 1986 to 1994, Mr. Lewis managed the Department of Physical Systems within Polaroid's Research Division. Mr. Lewis holds a B.S. degree in physics from Massachusetts Institute of Technology and is named as inventor on five patents and two patents pending.

     Alexander J. Yarmie joined the Company in March 1996 as Marketing Manager/Defense and Aerospace, and is responsible for developing and implementing the Company's military products strategy. From July 1992 to March 1996, Mr. Yarmie was a principal of Janan International, a business consulting and product representation firm that advised clients in the electronics, environmental technologies, automotive, aerospace, and computer industries on business development, sales and marketing strategies. Between August 1988 and July 1992, Mr. Yarmie was a marketing and sales manager for Sundstrand Aerospace, an aerospace avionics and electronics company. Mr. Yarmie currently holds the rank of Major in the U.S. Army reserves, and is a Master Army Aviator and a former military helicopter instructor.

     David Melville joined the Company as Senior Research Engineer in September 1996. From December 1993 to September 1996, Mr. Melville was employed by the HIT Lab, where he was involved in developing the VRD technology, and is the inventor of the MRS. Prior to joining the HIT Lab in 1993, Mr. Melville spent 12 years in engineering positions with California State University, Fresno, School of Engineering. Mr. Melville has over 20 years of experience in electronics design and development. Mr. Melville holds a B.S. in Physics from California State University, Fresno.

     Daniel C. Bertolet joined the Company as Senior Research Engineer in September 1996. From November 1994 to September 1996, Mr. Bertolet was employed by the HIT Lab as a Research Associate. Prior to joining the HIT Lab in November 1994, Mr. Bertolet was a Research Associate with the University of Washington, Department of Chemical Engineering, and as Senior Processing Engineering with United Epitaxial Technologies, where he worked on the commercialization of semiconductor technologies. Mr. Bertolet holds a B.S. in Electrical Engineering and a Ph.D. in Electrical and Computer Engineering from the University of Massachusetts.

HIT Lab Personnel

     Dr. Thomas A. Furness, III has served as Director of the HIT Lab and as a professor of industrial engineering at the University of Washington since 1989. Dr. Furness has substantial experience in visual imaging systems, including 18 years as Chief of the Visual Display Systems Branch of the Human Engineering Division of the U.S. Air Force's Armstrong Aerospace Medical Research Laboratory. While with the Air Force, Dr. Furness worked extensively on the Super Cockpit Program to develop and evaluate visual imaging systems designed to deliver "heads-up" targeting, navigation, threat and other information to pilots. Dr. Furness holds a B.S. in Electrical Engineering from Duke University and a Ph.D. in Engineering and Applied Science from the University of Southampton, England.

Executive Compensation

     The following table sets forth the compensation received for services in all capacities to the Company for the last three fiscal years by Richard
F. Rutkowski, the Company's Chief Executive Officer and President ("Named Executive"). No other officer of the Company received annual salary and bonuses exceeding $100,000 in the fiscal year ended December 31, 1995.


                                                                                                                  Long-Term
                                                               Annual Compensation                              Compensation
                                                      -----------------------------------------------              Awards
Name and                                 Fiscal       Salary        Bonus            Other Annual                Securities
Principal Position                        Year          ($)          ($)          Compensation ($)(1)        Underlying Options
------------------                        ----          ---          ---          -------------------        ------------------

Richard F. Rutkowski (2)..............    1995        92,500        30,000                 -                         -
   Chief Executive Officer                1994        18,750          -                  3,790                    311,517
   and President                          1993           -            -                    -                         -

-------------------------

(1) Represents payments in consideration of consulting services rendered to the Company prior to Mr. Rutkowski's employment with the Company.

(2) Mr. Rutkowski joined the Company as an employee on October 1, 1994. Pursuant to his Amended and Restated Employment Agreement with the Company, Mr. Rutkowski was granted options to purchase up to an aggregate of 311,517 shares of Common Stock as partial compensation for calendar years 1995, 1996, and 1997. See "- Employment Agreements." On December 31, 1995, options with respect to 115,814 shares of Common Stock had vested. Prior to his employment with the Company, Mr. Rutkowski served as a consultant to the Company.


     Option Grants. No stock options or other similar rights were granted by the Company during 1995 to the Named Executive.

     Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values. The following table sets forth information concerning exercise of stock options during 1995 by the Named Executive and the fiscal year-end value of unexercised options:


                                                             Number of Securities            Value of Unexercised
                                                            Underlying Unexercised           In-the-Money Options
                                                         Options at December 31, 1995       at December 31, 1995 (1)
                                                         ----------------------------    -----------------------------
                              Number of
                         Shares Acquired on    Value
Name                          Exercise        Realized   Exercisable    Unexercisable    Exercisable     Unexercisable
----                          --------        --------   -----------    -------------    -----------     -------------

Richard F. Rutkowski              -               -        115,814         195,703         $833,861         $626,250

--------------------

(1) Calculated based on the August 1996 initial offering price of $8.00 per Unit (each Unit consisting of one share of Common Stock and one Public Warrant to purchase one share of Common Stock and attributing no portion of the value of the Unit to the Public Warrant) less the exercise price.

     Employment Agreements. Pursuant to his Amended and Restated Employment Agreement with the Company, Mr. Rutkowski receives an annual base salary of $120,000, subject to increases as determined by the Board of Directors, and an annual cash performance bonus in an amount to be determined by the Board of Directors, with a minimum of $20,000. In addition, Mr. Rutkowski received options to purchase up to an aggregate of 311,517 shares of Common Stock for his service to the Company during the period 1995 through 1997. These options have five-year terms and vest quarterly and will immediately vest and become exercisable upon the occurrence of certain significant business events, including a sale of a majority of the Company's assets to a third party. Mr. Rutkowski is entitled to all benefits offered generally to the Company's employees. Upon any termination by the Company without cause, certain of Mr. Rutkowski's stock options will vest and Mr. Rutkowski will be entitled to a severance payment. The Amended and Restated Employment Agreement expires, unless previously terminated, on December 31, 1997.

     The Company entered into an employment agreement with Stephen R. Willey, the Company's Executive Vice President and a director of the Company, effective May 1, 1996. Pursuant to this agreement, Mr. Willey receives an annual base salary of $110,000, adjusted annually for the cost of living and subject to increases as determined by the Board of Directors. In addition, Mr. Willey is entitled to receive an annual cash performance bonus in an amount determined by the Board of Directors, and has received options to purchase an aggregate of 296,875 shares of Common Stock for his services during the period 1995 through 1998. Upon any termination by the Company without cause, certain of Mr. Willey's stock options will vest and Mr. Willey will be entitled to a severance payment. Mr. Willey's employment agreement expires, unless previously terminated, on September 30, 1998.

Benefit Plans

     1996 Stock Option Plan. The Company's 1996 Stock Option Plan (the "1996 Plan"), which was adopted and approved by the Company's Board of Directors and the shareholders in July and August, 1996, respectively, provides for the grant of options to acquire a maximum of 750,000 shares of Common Stock, subject to adjustments in the event of certain changes in the Company's capitalization. Unless sooner terminated by the Board of Directors, the 1996 Plan will terminate ten years after its adoption by the Board of Directors of the Company.

     The 1996 Plan permits the granting of incentive stock options ("ISOs") and nonqualified stock options ("NSOs") at the discretion of a plan administrator (the "Plan Administrator"). The Plan Administrator is comprised of "disinterested directors" and "outside directors" for purposes of Rule 16b-3 under the Exchange Act and Section 162(m) of the Internal Revenue Code, respectively. The Compensation Committee of the Board of Directors serves as Plan Administrator except with respect to grants awarded to executive officers of the Company, with respect to which the Board serves as Plan Administrator. Subject to the terms of the 1996 Plan, the Plan Administrator determines the terms and conditions of any options granted, including the exercise price. Eligible optionees include any current or future employee, officer, or agent of the Company or its subsidiaries. The 1996 Plan provides that the Plan Administrator must establish an exercise price for ISOs that is not less than the fair market value of the shares at the date of grant. If ISOs are granted to persons owning more than 10% of the voting stock of the Company, however, the 1996 Plan provides that the exercise price must be not less than 110% of the fair market value of the shares at the date of grant and that the term of the ISOs may not exceed five years. The term of all other options granted under the 1996 Plan may not exceed ten years. Although the Plan Administrator determines when options become exercisable, options granted under the 1996 Plan generally become exercisable at a rate of 33% per year over a three-year period, so that options are fully vested after three years. Options are not transferable other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by such optionee. In the event of a merger, consolidation or plan of exchange to which the Company is a party or a sale of all or substantially all of the Company's assets, the Board of Directors may elect one of the following alternatives: (i) outstanding options remain in effect in accordance with their terms; (ii) outstanding options may be converted into options to purchase stock in the surviving or acquiring corporation in the transaction; or (iii) outstanding options may be exercised with a 30-day period prior to the consummation of the transaction, at which time they will automatically expire, and the Board may accelerate the time frame for exercise of all options in full. Shares subject to options granted under the 1996 Plan that have lapsed or terminated may again be made subject to options granted under the 1996 Plan. Following termination of employment by the Company other than for cause, resignation, retirement, disability or death, an option holder has three months within which to exercise his options before the options will automatically expire.

     1996 Independent Director Stock Plan. The 1996 Independent Director Stock Plan (the "Director Plan") was adopted and approved by the Board of Directors and the shareholders in July and August, 1996, respectively. A total of 75,000 shares of Common Stock have been reserved for issuance under the Director Plan. The Director Plan provides for the grant of shares of Common Stock to non-employee directors ("Independent Directors") of the Company. The Director Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors or a committee thereof. The Director Plan is administered in accordance with Rule 16b-3 adopted under the Exchange Act.

     Each Independent Director is awarded shares of Common Stock (the "Annual Award") on an annual basis each time he or she is elected to the Board (or, if directors are elected to serve terms longer than one year, as of the date of each annual shareholders' meeting during that term). The number of shares awarded in the Annual Award is equivalent to the result of $20,000 divided by the fair market value of a share on the date of the award, rounded to the nearest 100 shares (or a fraction thereof if the Independent Director is elected or appointed to the Board at any time other than at the annual meeting of shareholders). If any share awarded under the Director Plan is forfeited, such share will again be available for purposes of the Director Plan. Unless earlier suspended or terminated by the Board, the Director Plan will continue in effect until the earlier of: (i) ten years from the date on which it is adopted by the Board and (ii) the date on which all shares available for issuance under the Director Plan have been issued.

     Prior Plans. The Company's 1993 Stock Option Plan, 1994 Combined Incentive and Nonqualified Stock Option Plan, and 1995 Combined Incentive and Nonqualified Stock Option Plan (the "Prior Plans"), provided for the award of ISOs to key employees and the award of NSOs to employees and certain non-employees who have important relationships with the Company. The Company reserved 228,938 and 435,000 authorized but unissued shares for issuance under the 1993 and 1994 plans, respectively, upon adoption of these plans, and in September 1995 reserved an additional 625,000 shares for issuance under the 1993 plan. As of November 30, 1996, options to purchase an aggregate of 675,575 shares of Common Stock remained outstanding under these plans. The Company granted no options under the 1995 plan. The Company does not intend to grant any additional options to purchase shares of Common Stock under the Prior Plans, and expects to terminate the Prior Plans effective immediately following the issuance of the shares of Common Stock subject to the outstanding grants thereunder.

                           PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of November 30, 1996 by (i) each person known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock ("Principal Shareholder"); (ii) each of the Company's directors; (iii) the Named Executive; and (iv) all executive officers and directors of the Company as a group.


                                                     Amount and Nature of          Percentage of
Name and Address of Beneficial Owner               Beneficial Ownership (1)       Common Stock (2)
------------------------------------               ------------------------       ----------------

Richard F. Rutkowski (3)                                 215,540                        3.6%
    c/o Microvision, Inc.
    2203 Airport Way South, Suite 100
    Seattle, WA 98134
Stephen R. Willey (4)                                    191,666                        3.2%
    c/o Microvision, Inc.
    2203 Airport Way South, Suite 100
    Seattle, WA 98134
Walter J. Lack (5)                                       171,938                        3.0%
    10100 Santa Monica Blvd., 16th Floor
    Los Angeles, CA 90067
Robert A. Ratliffe                                        10,250                          *
    2300 Carillon Point
    Kirkland, WA 98033
Richard A. Raisig (6)                                      8,437                          *
    c/o Microvision, Inc.
    2203 Airport Way South, Suite 100
    Seattle, WA 98134
Jacob Brouwer                                              4,000                          *
    1200 West Pender Street, Suite 1200
    Vancouver, B.C. VGE 259
    Canada
Richard A. Cowell                                          4,000                          *
    c/o Booz, Allen & Hamilton
    4301 N. Fairfax Drive, Suite 200
    Arlington, VA 22203
                                                         -------                        ----

All executive officers and directors as a group
  (7 persons)                                            605,831                        9.8%

-------------------

*    Less than 1% of the outstanding shares of Common Stock.

(1) Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days are treated as outstanding for determining the amount and percentage of Common Stock owned by such individual. To the Company's knowledge, each person has sole voting and sole investment power with respect to the shares shown, subject to community property laws, where applicable.

(2) Rounded to the nearest 1/10th of one percent, based on 5,733,776 shares of Common Stock outstanding at November 30, 1996, assuming no exercise of the Public Warrants, the Representatives' Warrants, or any other outstanding options or warrants, and assuming no conversions or redemptions of any of the 7% Notes.

(3)  Includes options to purchase up to 213,665 shares of Common Stock.

(4) Includes options and Public Warrants to purchase up to 183,281 shares of Common Stock.

(5) Includes Public Warrants to purchase up to 15,000 shares of Common Stock. Also includes 15,000 shares of Common Stock received subsequent to November 30, 1996 upon redemption by the Company of Mr. Lack's 7% notes.

(6)  Includes options to purchase 7,812 shares of Common Stock.

                            CERTAIN TRANSACTIONS

     Since inception of the Company, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000 and in which any director or executive officer had or will have a direct or indirect material interest other than the transactions described below.

Securities Issuances

     From November 1995 through June 1996, the Company sold an aggregate of 859,776 shares of the Company's Series A Preferred Stock to 58 entities and individuals for an aggregate purchase price of $4,127,000 in cash. In February 1996, Walter J. Lack, a director of the Company, purchased 15,625 shares of Series A Preferred Stock for $75,000 in cash.

     In early July 1996, the Company issued $750,000 in aggregate principal amount of its 7% Notes to six investors raising net proceeds of $707,500 for the Company's immediate operating requirements and for payment of certain expenses incurred in connection with its initial public offering. The 7% Notes were convertible or redeemable at the option of the holder at any time 90 days after the date of the final prospectus issued in connection with the Company's initial public offering. The 7% Notes bore interest at the rate of 7% per annum, payable semiannually in arrears on December 15 and June 15, and were to mature on July 10, 1997. The 7% Notes were subordinate to all future senior indebtedness of the Company. Walter
J. Lack, a director of the Company, purchased $250,000 in principal amount of the 7% Notes. In December 1996, Mr. Lack redeemed the 7% notes in full and, pursuant to the terms of the 7% notes, was issued 15,000 shares of Common Stock. The remaining 7% Notes were redeemed in November and December 1996. See Note 9 of Notes to Financial Statements. The shares of Common Stock issued upon the conversion of the 7% Notes are being registered for resale pursuant to the Registration Statement of which this Prospectus is a part.

Promoters' Transactions

     The Company was founded and promoted by Times Holding Limited; Sisley Enterprises S.A.; Yokohama Enterprises, Inc.; George Hatch; the Hunter Family Trust No. 2; Caisey Harlingten; Ronetna Limited; and Dunbrody International, Ltd. (each individually, a "Promoter" and all, collectively, the "Promoters"). In July 1993, an aggregate of 1,893,750 shares of Common Stock were issued by the Company to the Promoters for an aggregate purchase price of $212,100. On May 28, 1996, the Company repurchased 859,375 shares of Common Stock from the Promoters. Consideration for such purchase included the cancellation of promissory notes from the Promoters in an aggregate principal amount of $66,600 and the reduction in the exercise price of warrants previously granted to them, which were subsequently exercised, to purchase 96,875 shares of Common Stock from $0.80 to zero.

     Effective January 1, 1994, the Company entered into consulting agreements with David L. Hunter and Caisey Harlingten, Promoters of the Company. Pursuant to the agreements, Messrs. Hunter and Harlingten each provided business development and strategic planning services to the Company, and assisted the Company with its financing activities and provided general management, marketing, development and investment assistance to the Company. Messrs. Hunter and Harlingten were paid $90,018 and $88,000 under their respective agreements, which terminated in November 1994 and February 1995, respectively.

Consulting Arrangements

     Effective January 1, 1994, the Company entered into a consulting agreement with Dr. Thomas A. Furness, III, who at the time was chairman of a scientific advisory board to the Company. Pursuant to the agreement, Dr. Furness provided strategic planning and technical advice to the Company. Dr. Furness was paid $75,000 under the agreement. The advisory board of the Company has not been active since June 1995.

     In December 1993, the Company authorized a consulting agreement with Walter J. Lack, a director of the Company, pursuant to which Mr. Lack provided business consulting services to the Company. As compensation for these services, the Company issued Mr. Lack warrants to purchase 3,125 shares of Common Stock at an exercise price of $3.52 per share. In June 1996, Mr. Lack received 833 shares of common stock upon the exercise of such warrants. The consulting agreement between the Company and Mr. Lack terminated on December 31, 1994.

     Between December 1993 and October 1995, two entities with which Stephen R. Willey, Executive Vice President and a director of the Company, is affiliated provided strategic planning and technical consulting services to the Company. As compensation for these services, the Company paid an aggregate of $137,092 to these entities. The consulting relationship between the Company and the affiliates terminated in October 1995, at which time Mr. Willey became an employee of the Company.

Loans to Officers

     During 1996, the Company made loans to Richard F. Rutkowski, Chief Executive Officer and President and a director of the Company, and Stephen
R. Willey, in the amounts of $82,400 and $69,000, respectively. The loans are evidenced by promissory notes with maturities of one year and bear interest at 8% per annum payable quarterly. The loans were made in consideration of Messrs. Rutkowski and Willey agreeing to a change in the terms of their employment agreements. The loan grants were approved by the Board of Directors of the Company.

                         DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 31,250,000 shares of Common Stock, no par value per share, and 31,250,000 shares of Preferred Stock, no par value per share.

Common Stock

     As of December 20, 1996, there were 5,778,776 shares of Common Stock outstanding held of record by 149 shareholders. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders and may not cumulate votes for the election of directors. Holders of Common Stock also are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding Preferred Stock. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All the outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

     The Board of Directors has the authority, without further action by the shareholders, to issue up to 31,250,000 shares of Preferred Stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences, sinking fund terms and the number of shares constituting any series. The issuance of Preferred Stock in certain circumstances may have the effect of delaying, deferring or preventing a change of control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock, and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. At present, the Company has no plans to issue any shares of Preferred Stock.

Warrants

     Representatives' Warrants. In connection with the Company's initial public offering in August 1996, the Company issued the Representatives' Warrants to Paulson Investment Company, Inc. and marion bass securities corporation and has reserved for issuance and registered for resale 356,150 shares of Common Stock issuable upon exercise of such warrants (including the warrants issuable upon exercise of the Representatives' Warrants). The Representatives' Warrants will entitle the holders to acquire 178,075 Units, each Unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock, at an exercise price of $9.60 per Unit. The Representatives' Warrants are exercisable at any time from August 27, 1997 until August 27, 2001. The Company has agreed that during such period it will maintain an effective registration statement with respect to such securities so as to permit their public resale without restriction. This obligation could result in substantial future expense to the Company and could adversely affect the Company's ability to complete future equity or debt financings. Furthermore, the sale of Common Stock of the Company held by or issuable to the Representatives or even the potential of such sales, could have an adverse effect on the market price of the securities offered hereby.

     Public Warrants. Each Public Warrant entitles the holder to purchase one share of Common Stock at a price of $12.00 per share, subject to certain adjustments. The Public Warrants are, subject to certain conditions, exercisable at any time until August 27, 2001, unless earlier redeemed. The outstanding Public Warrants are redeemable by the Company, at $.25 per Public Warrant, upon at least 30 days prior written notice to the registered holders, if the closing bid price (as defined in the Warrant Agreement described below) per share of Common Stock for each of the 20 consecutive trading days immediately preceding the date notice of redemption is given equals or exceeds 200% of the exercise price of a Public Warrant. If the Company gives notice of its intention to redeem, a holder would be forced either to exercise his or her Public Warrants before the date specified in the redemption notice or accept the redemption price.

     The Public Warrants are issued in registered form under a Warrant Agreement (the "Warrant Agreement") between the Company and American Stock Transfer & Trust Company, as warrant agent (the "Warrant Agent"). The shares of Common Stock underlying the Public Warrants, when issued upon exercise of a Public Warrant, will be fully paid and nonassessable, and the Company will pay any transfer tax incurred as a result of the issuance of Common Stock to the holder upon its exercise.

     The Public Warrants and the Representatives' Warrants contain provisions that protect the holders against dilution by adjustment of the exercise price. Such adjustment will occur in the event, among others, that the Company makes certain distributions to holders of its Common Stock. The Company is not required to issue fractional shares upon the exercise of a Public Warrant or Representatives' Warrants. The holder of a Public Warrant or Representatives' Warrant will not possess any rights as a shareholder of the Company until such holder exercises the Public Warrant or Representatives' Warrant.

     A Public Warrant may be exercised upon surrender of the Warrant Certificate on or before the expiration date of the Public Warrant at the offices of the Warrant Agent, with the form of "Election To Purchase" on the reverse side of the Warrant Certificate completed and executed as indicated, accompanied by payment of the exercise price (by certified or bank check payable to the order of the Company) for the number of shares with respect to which the Public Warrant is being exercised.

     For a holder to exercise the Public Warrants, there must be a current registration statement in effect with the Commission and qualification in effect under applicable state securities laws (or applicable exemptions from state qualification requirements) with respect to the issuance of shares or other securities underlying the Public Warrants. The Company has agreed to use all commercially reasonable efforts to cause a registration statement with respect to such securities to be filed under the Securities Act and to become and remain effective in anticipation of and prior to the exercise of the Public Warrants and to take such other actions under the laws of various states as may be required to cause the sale of Common Stock (or other securities) upon exercise of Public Warrants to be lawful. If a current registration statement is not in effect at the time a Public Warrant is exercised, the Company may at its option redeem the Public Warrant by paying to the holder cash equal to the difference between the market price of the Common Stock on the exercise date and the exercise price of the Public Warrant. The Company will not be required to honor the exercise of Public Warrants if, in the opinion of the Company's Board of Directors upon advice of counsel, the sale of securities upon exercise would be unlawful.

     The foregoing discussion of certain terms and provisions of the Public Warrants and Representatives' Warrants is qualified in its entirety by reference to the detailed provisions of the Warrant Agreement and Representatives' Warrants, the form of each of which has been filed as an exhibit to the Company's Registration Statement on Form SB-2, Registration Number 333-5276-LA.

     For the life of the Public Warrants and Representatives' Warrants, the holders thereof have the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership of the shares of Common Stock issuable upon the exercise of the Public Warrants. The Public Warrant holders may be expected to exercise their Public Warrants at a time when the Company would, in all likelihood, be able to obtain any needed capital by an offering of Common Stock on terms more favorable than those provided for by the Public Warrants. Further, the terms on which the Company could obtain additional capital during the life of the Public Warrants may be adversely affected.

     Other Warrants. As of November 30, 1996, the Company had outstanding warrants to purchase 217,962 shares of Common Stock. Warrants to purchase 4,062 shares are immediately exercisable at an exercise price of $4.80 per share and will expire in 2001. Warrants to purchase 163,118 shares are immediately exercisable at an exercise price of $6.40 per share and will expire in 2001. Warrants to purchase 45,572 shares are immediately exercisable at an exercise price of $8.00 per share and will expire at various times between 2001 and 2002.

Stock Options

     The Company has reserved 750,000 shares for issuance upon the exercise of options granted under the 1996 Stock Option Plan. As of November 30, 1996, the Company had stock options outstanding to purchase an aggregate of 994,886 shares of Common Stock at exercise prices ranging from $0.80 to $8.80 per share under the 1996 Stock Option Plan and under the Company's prior option plans. See "Management - Benefit Plans - Prior Plans." As of November 30, 1996, options to purchase 422,494 shares were exercisable, of which options to purchase 21,349 shares will expire through December 31, 2000. The remaining outstanding options will vest, if at all, through 1999 and will expire during the period between December 31, 2001 and December 31, 2004.

Washington Anti-Takeover Statute

     Washington's "Significant Business Transactions Statute" (Chapter 23B.19 of the Washington Business Corporation Act) applies to all Washington corporations that have a class of voting shares registered pursuant to section 12 or 15 of the Exchange Act. The Company plans to register the Common Stock under the Exchange Act as of the effective date of the Registration Statement of which this Prospectus is a part. Subject to certain exceptions, the Washington statute prohibits a corporation from entering into any "significant business transactions" with an "Acquiring Person" (defined generally as a person or affiliated group that beneficially owns 10% or more of the outstanding voting securities of a corporation) for a period of five years after such person or affiliated group becomes an Acquiring Person unless a majority of the target corporation's directors approves, prior to the acquisition of shares that establishes the purchaser as an Acquiring Person, the transaction or the share acquisition. In addition, Chapter 23B.19 prohibits a corporation subject thereto from entering into a significant business transaction with an Acquiring Person unless the consideration to be received by the corporation's shareholders in connection with such transaction satisfies the statute's "fair price" provisions.

Transfer Agent and Registrar

     The transfer agent and registrar for the Company's securities is American Stock Transfer & Trust Company.

                      SHARES ELIGIBLE FOR FUTURE SALE

     Prior to August 1996, there was no public market for the Common Stock or Public Warrants. No prediction can be made of the effect, if any, that future market sales of shares of Common Stock or Public Warrants will have on the prevailing market price of the Common Stock or Public Warrants. The Company is unable to estimate the number of such shares that may be sold in the public market, because such amount will depend on the trading volume in, and the market price for, the Common Stock, the Public Warrants and other factors. Nevertheless, sales of substantial amounts of such shares or warrants in the open market following this offering could adversely affect the prevailing market price of the Common Stock and the Public Warrants.

     As of December 20, 1996, the Company had outstanding 5,778,776 shares of Common Stock (assuming no exercise of the Public Warrants, the Representatives' Warrants, any other outstanding options or warrants). The 2,256,250 shares of Common Stock issuable upon exercise of the Public Warrants will be freely tradeable without restriction under the Securities Act immediately upon exercise. The 45,000 shares of outstanding Common Stock being registered on behalf of the Selling Shareholders will be eligible for resale by the Selling Shareholders without restriction under the Securities Act immediately after the date of this Prospectus. However, any shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144 under the Securities Act), subject to certain conditions, will be subject to the resale limitations of Rule 144.

     4,319,853 shares are freely tradeable without restriction under the Securities Act. The remaining 1,458,923 shares of Common Stock are "restricted" shares subject to restrictions upon resale under Rule 144 under the Securities Act (the "Restricted Shares"). A total of 153,073 shares of Common Stock are subject to a lock-up agreement between Paulson Investment Company, Inc. and marion bass securities corporation (the "Underwriters") and certain shareholders pursuant to which such shares may not be sold or otherwise disposed of until August 27, 1997.

     In general under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 57,788 shares immediately after this offering) or (ii) the average weekly trading volume of the Company's Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 also are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person who is not deemed to have been an affiliate of the Company at any time during the three months immediately preceding the sale and whose Restricted Shares have been fully paid for three years since the later of the date on which they were acquired from the Company or from an affiliate of the Company may sell such Restricted Shares under Rule 144(k) without regard to the limitations and requirements described above.

     Commencing August 27, 1997, up to 356,150 shares of Common Stock that are issuable upon exercise of the Representatives' Warrants (including exercise of the warrants included therein) will be eligible for resale without restriction under the Securities Act.

                            SELLING SHAREHOLDERS

     45,000 shares of Common Stock have been registered, pursuant to the Registration Statement of which this Prospectus forms a part, for sale by certain shareholders (the "Selling Shareholders") who received such shares upon redemption of the 7% Notes.

     The Selling Shareholders and the maximum number of shares of Common Stock that may be sold by such Shareholders are listed below:

Security holder                                       Common Stock
---------------                                       ------------
Walter Lack (1)                                          15,000
Generation Capital Associates                            15,000
Sagax Fund II Ltd.                                        6,000
CF Stone                                                  4,500
John and Marie Sultenfuss                                 3,000
Donald Scott                                              1,500
                                                         ------
TOTAL                                                    45,000
-----------
(1)  A director of the Company

     There are no material relationships between any of the Selling Shareholders and the Company other than those indicated in the table, nor have any such material relationships existed within the past three years.

     The sale of the Common Stock by the Selling Shareholders may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Shareholders) in the over-the-counter market or in negotiated transactions, a combination of such methods of sale or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.


                               LEGAL MATTERS

     The validity of the shares of Common Stock being offered by the Company will be passed upon for the Company by Stoel Rives LLP, Seattle, Washington. Stoel Rives LLP owns 6,250 shares of Common Stock and 6,250 Public Warrants.


                                  EXPERTS

     The financial statements of the Company as of December 31, 1994 and 1995 and for the years then ended and for the period from inception (May
1993) to December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                           ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 under the Securities Act with respect to the securities offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits and schedules thereto, which may be inspected at the Commission's offices without charge, or copies of which may be obtained from the Commission upon payment of the prescribed fees. Statements made in this Prospectus as to the contents of any contract, agreement, or document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, and each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected without charge at the Commission's principal office at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D. C. 20549 and the regional offices of the Commission located at 75 Park Place, 14th Floor, New York, New York 10007 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the public Reference Section of the Commission at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549, or from the Commission's Website at "www.sec.gov."

                       INDEX TO FINANCIAL STATEMENTS




                                                                          Page

Report of Independent Accountants......................................   F-2

Balance Sheet as of December 31, 1994 and 1995 and as of
    September 30, 1996 (unaudited).....................................   F-3

Statement of Operations for the years ended December 31, 1994 and
     1995, for the period from inception (May 1993) through December 31, 1995, for the nine-month periods ended September 30, 1995 and 1996 (unaudited), and for the period from inception (May 1993) through
     September 30, 1996 (unaudited) ...................................   F-4

Statement of Shareholders' Equity (Deficit) for the years ended
     December 31, 1994 and 1995 and for the nine-month period
     ended September 30, 1996 (unaudited) .............................   F-5

Statement of Cash Flows for the years ended December 31, 1994 and
     1995, for the period from inception (May 1993) through
     December 31, 1995, for the nine-month periods ended
     September 30, 1995 and 1996 (unaudited), and for the period
     from inception (May 1993) through September 30, 1996 (unaudited)..   F-7

Notes to the Financial Statements......................................   F-8

                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of
Microvision, Inc.

     In our opinion, the accompanying balance sheet and the related statement of operations, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Microvision, Inc., a development stage enterprise, at December 31, 1994 and 1995, and the results of its operations and its cash flows for the years then ended and for the period from inception (May 1993) to December 31, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Seattle, Washington
July 10, 1996, except as to the reverse stock split described in Note 8, which is as of August 9, 1996, and except as to the completed stock offering as described in Note 1, which is as of December 20, 1996

                             MICROVISION, INC.
                      (A Development Stage Enterprise)
                               BALANCE SHEET

                                   ASSETS




                                                                                          September 30,
                                                          December 31,    December 31,        1996
                                                              1994            1995         (unaudited)

Current assets
    Cash and cash equivalents........................     $    67,700     $    98,500       $16,447,000
    Accounts receivable..............................               -               -            50,000
    Receivables from former employees................          50,000          69,400             2,800
    Other current assets.............................               -               -             5,300
                                                          -----------     -----------       -----------

       Total current assets..........................         117,700         167,900        16,505,100
Equipment, net.......................................          11,700           9,100           102,500
Other assets.........................................           8,400           2,000           101,300
                                                          -----------     -----------       -----------
       Total assets..................................     $   137,800     $   179,000       $16,708,900
                                                          ===========     ===========       ===========


               LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities
    Accounts payable.................................     $   147,500     $   207,500       $   920,500
    Accrued liabilities..............................               -         336,400           472,400
    7% Convertible Subordinated Notes due 1997.......               -               -           750,000
                                                          -----------     -----------       -----------
       Total current liabilities.....................         147,500         543,900         2,142,900
Commitments and contingencies (Notes 5 and 6)
Shareholders' equity (deficit):
    Preferred stock, no par value, 31,250,000
       shares authorized, none, 499,478, and
       none issued and outstanding...................               -       2,038,900                 -
    Common stock, no par value, 31,250,000 shares
       authorized, 3,033,203, 3,098,828, and
       5,733,776 (unaudited) shares issued
       and outstanding...............................       4,488,800       4,745,900        23,949,100
    Deferred compensation............................        (335,200)        (42,800)          (73,600)
    Deficit accumulated during development stage.....      (4,163,300)     (7,106,900)       (9,309,500)
                                                          -----------     -----------       -----------
       Total shareholders' equity (deficit)..........          (9,700)       (364,900)       14,566,000
                                                          -----------     -----------       -----------
       Total liabilities and shareholders'
          equity (deficit)...........................     $   137,800     $   179,000       $16,708,900
                                                          ===========     ===========       ===========


 The accompanying notes are an integral part of these financial statements.

                             MICROVISION, INC.
                      (A Development Stage Enterprise)
                          STATEMENT OF OPERATIONS


                                                                                    Nine months      Nine months     Inception
                                                                     Inception        ended            ended       (May 1993) to
                                      Year ended      Year ended   (May 1993) to   September 30,    September 30,   September 30,
                                     December 31,    December 31,  December 31,        1995              1996           1996
                                        1994             1995          1995            ----              ----           ----
                                        ----             ----          ----         (unaudited)      (unaudited)     (unaudited)


Contract revenue ...............     $         -     $    29,300   $    29,300    $    29,300        $    77,200    $   106,500
                                     -----------     -----------   -----------    -----------        -----------    -----------

Research and development
   expense .....................       1,804,400       1,931,200     4,882,400      1,028,000          1,015,400      5,897,800
Marketing, general and
    administrative expense .....       1,046,300       1,037,700     2,300,300        968,400          1,331,100      3,631,400
                                     -----------     -----------   -----------    -----------        -----------    -----------
    Total expenses .............       2,850,700       2,968,900     7,182,700      1,996,400          2,346,500      9,529,200
                                     -----------     -----------   -----------    -----------        -----------    -----------
Loss from operations ...........      (2,850,700)     (2,939,600)   (7,153,400)    (1,967,100)        (2,269,300)    (9,422,700)
                                     -----------     -----------   -----------    -----------        -----------    -----------
Interest income ................          39,000          31,800        82,300         21,400             79,400        161,700
Interest expense ...............            --            35,800        35,800         15,000             12,700         48,500
                                     -----------     -----------   -----------    -----------        -----------    -----------
Net loss .......................     $(2,811,700)    $(2,943,600)  $(7,106,900)   $(1,960,700)       $(2,202,600)   $(9,309,500)
                                     ===========     ===========   ===========    ===========        ===========    ===========
Pro forma net loss per share
    (unaudited) ................                     $     (0.63)                 $     (0.42)       $     (0.43)
                                                     ===========                  ===========        ===========

Pro forma weighted average
    shares and share equivalents
    outstanding (unaudited) ....                       4,677,077                    4,654,270          5,089,935
                                                     ===========                  ===========         ==========


 The accompanying notes are an integral part of these financial statements.

                             MICROVISION, INC.
                      (A Development Stage Enterprise)
                STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)


                                                                                                          Deficit
                                                                                                        accumulated
                                   Preferred Stock         Common Stock          Deferred                 during
                                   ---------------         ------------          compensa- Subscription development Shareholders'
                                  Shares     Amount      Shares     Amount         tion     receivable    stage    equity (deficit)
                                  ------     ------      ------     ------         ----     ----------    -----    ----------------
Issuance of founders' shares,
  net.......................       --          --      1,893,750 $    212,100         --       --             --   $    212,100
Issuance of stock in
  exchange for Exclusive
  License Agreement (at
  $3.52/share) .............       --          --        187,500      660,000         --       --             --        660,000
Issuance of stock for cash (at
  $3.52/share), net of costs       --          --        937,500    3,077,400         --       --             --      3,077,400
Net loss for period ended
  December 31, 1993 ........       --          --           --           --           --       --      $(1,351,600)  (1,351,600)
                                -------  ----------    --------- ------------    --------- --------    ----------- ------------

Balance at December 31,
  1993 .....................       --          --      3,018,750    3,949,500         --       --       (1,351,600)   2,597,900
Issuance of stock for cash (at
  $6.40/share) .............       --          --         14,453       92,500         --       --             --         92,500
Issuance of warrants and
  options for common stock .       --          --           --        446,800    $(335,200)    --             --        111,600
Net loss for year ended
  December 31, 1994 ........       --          --           --           --           --       --       (2,811,700)  (2,811,700)
                                -------  ----------    --------- ------------    --------- --------    ----------- ------------

Balance at December 31,
  1994 .....................       --          --      3,033,203    4,488,800     (335,200)    --       (4,163,300)      (9,700)
Issuance of stock upon
  exercise of warrants .....       --          --         62,500        6,000         --       --             --          6,000
Issuance of stock to Board
  members for services .....       --          --          3,125       11,000         --       --             --         11,000
Issuance of warrants and
  options for common stock .       --          --           --        325,100         --       --             --        325,100
Issuance of preferred stock
  for cash, net of costs (at
  $4.80/share) .............    499,478  $2,038,900         --           --           --       --             --      2,038,900
Amortization of deferred
  compensation, net ........       --          --           --           --        220,150     --             --        220,150
Cancellation of stock options .    --          --           --        (85,000)      72,250     --             --        (12,750)
Net loss for year ended
  December 31, 1995 ........       --          --           --           --           --       --       (2,943,600)  (2,943,600)
                                -------  ----------    --------- ------------    --------- --------    ----------- ------------

Balance at December 31,
  1995 .....................    499,478   2,038,900    3,098,828    4,745,900      (42,800)    --       (7,106,900)    (364,900)
Issuance of stock to Board
  members for services
  (unaudited) ..............       --          --         22,250      110,000      (65,500)    --             --         44,500
Issuance of warrants and
  options for common stock
  (unaudited) ..............       --          --           --         23,400         --       --             --         23,400
Issuance of preferred stock
  for cash, net of costs (at
  $4.80/share) (unaudited) .    360,298   1,493,900         --           --           --       --             --      1,493,900
Issuance of common stock
  and warrants for services
  (unaudited) ..............       --          --         10,605       71,000         --       --             --         71,000
Issuance of common stock to
  shareholders who had
  originally purchased
  common stock at
  $6.40/share (unaudited) ..       --          --          4,817         --           --       --             --           --
Exercise of warrants for
  common stock (unaudited) .       --          --         50,000       40,000         --   $(10,000)          --         30,000
Cashless exercise of warrants
  for common stock
  (unaudited) ..............       --          --        296,875         --           --       --             --           --
Cancellation of founder's
  common stock (unaudited) .       --          --       (859,375)     (66,600)        --       --             --        (66,600)
Amortization of deferred
  compensation (unaudited) .       --          --           --           --         34,700     --             --         34,700
Sale of units
  (unaudited) ..............       --          --      2,250,000   15,492,600         --       --             --     15,492,600
Conversion of convertible
  preferred stock
  (unaudited) ..............   (859,776)    859,776    3,532,800         --           --       --             --
Receipt of
  subscription
  receivable (unaudited) ...       --          --           --           --           --     10,000                      10,000



                                                                F-5


                                                                                                          Deficit
                                                                                                        accumulated
                                   Preferred Stock         Common Stock          Deferred                 during
                                   ---------------         ------------          compensa- Subscription development Shareholders'
                                  Shares     Amount      Shares     Amount         tion     receivable    stage    equity (deficit)
                                  ------     ------      ------     ------         ----     ----------    -----    ----------------

Net loss for the nine
  months ended
  September 30, 1996
  (unaudited)..............       --          --           --           --           --        --       (2,202,600)  (2,202,600)
                                -------  ----------    --------- ------------    --------- --------    ----------- ------------

Balance at
    September 30,
    1996 (unaudited).......       --     $    --       5,733,776 $ 23,949,100    $ (73,600)    --      $(9,309,500)$(14,566,000)
                                =======  ==========    ========= ============    ========= ========    =========== ============

 The accompanying notes are an integral part of these financial statements.

                             MICROVISION, INC.
                      (A Development Stage Enterprise)
                          STATEMENT OF CASH FLOWS


                                                                        Inception
                                           Year ended     Year ended   (May 1993) to   Nine months     Nine months     Inception
                                          December 31,    December 31,  December 31,  ended Sept. 30, ended Sept. 30, (May 1993) to
                                              1994            1995         1995           1995            1996       Sept. 30, 1996
                                              ----            ----         ----           ----            ----       --------------
                                                                                      (unaudited)      (unaudited)     (unaudited)
Cash flows from operating
    activities:
    Net loss ...........................   $(2,811,700)  $(2,943,600)   $(7,106,900)   $(1,960,700)   $ (2,202,600)   $ (9,309,500)
    Adjustments to reconcile net
       loss to net cash used in
       operations:
       Amortization of deferred
          compensation .................          --         207,400        207,400         72,300          49,200         256,600
       Depreciation and
          write-off of equipment .......        33,100         2,600         35,700          4,000           9,900          45,600
       Non-cash expenses
          related to issuance of
          stock, warrants and
          options ......................       111,600       336,100      1,107,700        467,700          74,400       1,182,100
    Change in:
       Receivables .....................          --            --             --          (45,900)        (50,000)        (50,000)
       Receivables from former
          employees ....................      (109,600)       47,200        (69,400)          --              --            (2,800)
       Allowance for doubtful
          accounts .....................        66,600       (66,600)          --             --              --              --
       Other current assets ............          --            --             --           (3,100)         (5,300)         (5,300)
       Other assets ....................        (2,300)        6,400         (2,000)         7,300         (99,300)       (101,300)
       Accounts payable ................       (39,500)       60,000        207,500        (40,600)        713,000         920,500
       Accrued liabilities .............          --         336,400        336,400         13,600         136,000         472,400
                                           -----------   -----------    -----------    -----------    ------------    ------------
          Net cash used in
             operating activities ......    (2,751,800)   (2,014,100)    (5,283,600)    (1,485,400)     (1,374,700)     (6,591,700)
                                           -----------   -----------    -----------    -----------    ------------    ------------
Cash flows from investing
    activities:
    Purchases of equipment .............       (30,200)         --          (44,800)          --          (103,300)       (148,100)
                                           -----------   -----------    -----------    -----------    ------------    ------------
          Net cash used in
             investing activities ......       (30,200)         --          (44,800)          --          (103,300)       (148,100)
                                           -----------   -----------    -----------    -----------    ------------    ------------
Cash flows from financing
    activities:
    Proceeds from issuance of
       convertible subordinated
       notes ...........................          --            --             --             --           750,000         750,000
    Net proceeds from issuance
       of common stock .................        92,500         6,000      3,388,000           --        15,582,600      22,436,800
    Net proceeds from issuance
       of preferred stock ..............          --       2,038,900      2,038,900      3,541,300       1,493,900            --
                                           -----------   -----------    -----------    -----------    ------------    ------------
          Net cash provided by
             financing activities ......        92,500     2,044,900      5,426,900      3,541,300      17,826,500      23,186,800
                                           -----------   -----------    -----------    -----------    ------------    ------------
Net increase (decrease) in cash
    and cash equivalents ...............    (2,689,500)       30,800         98,500      2,055,900      16,348,500      16,447,000
Cash and cash equivalents at
    beginning of period ................     2,757,200        67,700           --           67,700          98,500            --
                                           -----------   -----------    -----------    -----------    ------------    ------------
Cash and cash equivalents at
    end of period ......................   $    67,700   $    98,500    $    98,500    $ 2,123,600    $ 16,447,000    $ 16,447,000
                                           ===========   ===========    ===========    ===========    ============    ============

Cash paid for interest .................   $      --     $    35,800    $    35,800    $    15,000    $     12,700    $     48,500
                                           ===========   ===========    ===========    ===========    ============    ============

Supplemental disclosure of
    non-cash transactions:
    Units issued for services ..........                                                              $    50,000
                                                                                                      ============
    Conversion of preferred
       stock to common stock ...........                                                              $ 3,532,800
                                                                                                      ============
    Cancellation of Founders'
       shares in exchange for
       forgiveness of note .............                                                              $    66,600
                                                                                                      ===========
    Capital lease of equipment .........                                                              $    16,800
                                                                                                      ===========


 The accompanying notes are an integral part of these financial statements.

                             MICROVISION, INC.
                      (A Development Stage Enterprise)
                     NOTES TO THE FINANCIAL STATEMENTS

1.   The Company

     Microvision, Inc. (the Company), a Washington corporation, was incorporated May 31, 1993. The Company was established to develop, manufacture and market Virtual Retinal Display (VRD) technology, which projects images directly onto the eye's retina. The Company is working closely with the University of Washington's Human Interface Technology Lab to develop the VRD for potential defense, healthcare, business, industrial and consumer applications.

     On August 30, 1996, the Company completed its initial public offering of 2,250,000 units, each consisting of one share of common stock and one five-year redeemable warrant to purchase one share of common stock at $12.00 per share. The Company received net proceeds from the offering of $15.5 million after deducting underwriting discounts and offering expenses.

2.   Summary of significant accounting policies

Cash and cash equivalents

     Cash equivalents consist of highly liquid investments with original maturities of 90 days or less. The Company had no short-term investments at December 31, 1994 or 1995.

Equipment

     Equipment is stated at cost and depreciated over the estimated useful lives of the assets (five years) using the straight-line method.

Contract revenue

     Contract revenue has been recorded on the completed contract method of revenue recognition.

Income taxes

     The Company provides for income taxes under the principles of Statement of Financial Accounting Standards No. 109 (SFAS 109) which requires that provision be made for taxes currently due and for the expected future tax effects of temporary differences between book and tax bases of assets and liabilities.

Pro forma net loss per share (unaudited)

     Pro forma net loss per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period after giving retroactive adjustment for the conversion of all Series A preferred stock into an equal number of shares of common stock, which occurred upon completion of the IPO (Note 1), and after consideration of the dilutive effect, if any, of stock options and warrants. Pursuant to the requirements of the Securities and Exchange Commission, common equivalent shares relating to preferred stock and convertible debt (using the if-converted method) and stock options (using the treasury stock method and an initial public offering price of $8.00 per share) issued between July 1, 1995 and August 30, 1996 have been included in the computations for all periods presented. Historical net loss per share is not presented because such amounts are not deemed meaningful due to the changes in capital structure that occurred in connection with the IPO.

Research and development

     Research and development costs, net of reimbursements, are expensed as incurred. Research and development costs will be expensed until the net realizable value of a related product or technology is assured.

Financial instruments

     The Company's financial instruments consist primarily of cash and cash equivalents, receivables from former employees, accounts payable and accrued compensation and related liabilities. These financial instruments are stated at their respective carrying values in the December 31, 1995 financial statements, which approximates their fair values. The Company places its cash in high credit quality financial institutions.

Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements

     In December 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (FAS 123). This pronouncement requires the Company to elect to account for stock-based compensation on a fair value based model or an intrinsic value based model. The intrinsic value based model is currently used by the Company and is the accounting principle prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25). Under this model, compensation cost is the excess, if any, of the quoted market price of the stock at the date of grant or other measurement date over the amount an employee must pay to acquire the stock. The fair value based model prescribed by FAS 123 would require the Company to value stock-based compensation using an accepted valuation model. Compensation cost is measured at the grant date based on the value of the award and is recognized over the service period which is usually the vesting period. The Company plans to continue to account for stock-based compensation using APB 25 and is required to implement the disclosure requirements of FAS 123 during the year ending December 31, 1996. Implementation will not have a significant impact on the financial statements.

Unaudited interim financial statements

     The information presented as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996 has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's financial position as of September 30, 1996 and the results of its operations and cash flows for the nine months ended September 30, 1995 and 1996. The interim results of operations are not necessarily indicative of results which may occur for the full fiscal year. The data presented as of September 30, 1996 and for the nine months ended September 30, 1996 and 1995 is unaudited.

3.   Composition of certain financial statement captions

                                                                December 31,
                                                             1994         1995
                                                             ----         ----

Receivables from former employees
    Receivables........................................   $ 50,000      $ 2,800
    Notes..............................................     66,600       66,600
                                                          --------      -------
                                                           116,600       69,400
    Allowance for doubtful accounts....................    (66,600)          --
                                                          --------      -------
                                                          $ 50,000      $69,400
                                                          ========      =======


Equipment, net
    Equipment..........................................   $ 12,800      $12,800
    Accumulated depreciation...........................     (1,100)      (3,700)
                                                          --------      -------
                                                          $ 11,700      $ 9,100
                                                          ========      =======


4.   Shareholders' equity (deficit)

Common stock

     In July 1993, the Company issued 1,893,750 initial shares of its common stock to the founders for $212,100, net of issuance costs. Subscribers to the initial offering received warrants to purchase an additional 1,893,750 shares of common stock at an exercise price of $.80 per share and warrants to purchase an additional 946,875 common shares at an exercise price of $2.40 per share. The warrants are exercisable through July 24, 2003. Warrants for 1,893,750 and 625,000 shares were canceled during 1994 and 1995, respectively.

     In September 1993, the Company completed a private placement of common stock in which 375,000 shares of common stock were issued for $3.52 per share. A warrant for the purchase of an additional share for $4.80 was issued with each share of common stock. All of the warrants expired, unexercised, in April 1995.

     In October 1993, the Company issued 187,500 shares of common stock valued at $660,000 to acquire a technology license as described in Note 5.

     In November 1993, the Company completed an additional private placement of common stock in which 562,500 shares of common stock were issued for $3.52 per share.

     In October 1994, the Company completed its third private placement of common stock in which 14,453 shares of common stock were issued for $6.40 per share.

Preferred stock

     In November 1994, the Company authorized the issuance of 1,875,000 Series A Preferred Stock per share which has liquidation and dividend preferences over common stock. Dividends accrue when and if declared by the Board of Directors. The Series A Preferred Stock is convertible into an equal number of shares of common stock. As of December 31, 1995, 499,478 shares had been issued, generating gross proceeds of $2,397,500.

Warrants

     On December 1, 1993, warrants to purchase 125,000 shares of common stock of the Company at an exercise price of $3.52 per share were issued to persons who performed services relating to raising equity capital. These warrants were exercised subsequent to December 31, 1995.

     During 1993, warrants to purchase a total of 468,750 shares of common stock were issued in two separate issuances to an investment banker who raised capital for the Company. The first issuance was of warrants to purchase 156,250 common shares at an exercise price of $4.00 per share and the second was for warrants to purchase 312,500 common shares at an exercise price of $4.80 per share. During 1995, the Company extended the exercise period and reduced the number of shares associated with the warrants issued such that warrants to purchase 359,375 shares of common stock at an exercise price of $4.80 per share remained outstanding. Subsequent to December 31, 1995, the exercise period was extended and the number of common shares associated with these warrants was again reduced, such that warrants to purchase 125,000 shares at $6.40 per share remain outstanding and expire in June 2001.

     During 1994, two separate issuances of warrants were made to persons who performed capital raising services. The first issuance was for warrants to purchase 62,500 shares of common stock of the Company at an exercise price of $.10 per share. The second issuance was for warrants to purchase 62,500 shares of common stock of the Company at an exercise price of $3.20 per share with an expiration date of March 31, 1999. Warrants granted under the first issuance were exercised during 1995 for proceeds of $6,000. The remaining warrants were exercised subsequent to December 31, 1995.

     In September 1995, the Company granted warrants to purchase 31,250 shares of common stock at an exercise price of $4.80 per share to a consultant who performed capital raising services. The warrants were granted at their estimated fair value as determined by the Company. The warrants vest ratably over one year and expire five years following the date of issue. Subsequent to December 31, 1995, the exercise price of the warrants was increased to $6.40 per share.

     In December 1995, the Company issued warrants to purchase 31,250 shares of common stock at an exercise price of $4.80 per share to two consultants involved in research and capital raising activities. The warrants were granted at their estimated fair value as determined by the Company. The warrants vest ratably over one year and expire five years following the date of issue. Subsequent to December 31, 1995, the exercise price of the warrants was increased to $6.40 per share.

     In December 1995, the Company granted a warrant to purchase 1,563 shares of common stock at an exercise price of $4.80 per share for rent expense to be incurred in January 1996. These warrants vested in January 1996 and expire five years from the date of issue.

Options

     During 1993, the Company adopted the 1993 Stock Option Plan which provided for granting incentive stock options (ISOs) and nonqualified options to employees, directors, officers, and certain nonemployees of the Company as determined by the Board of Directors, or its designated committee (Plan Administrator), for the purchase of up to a total of 228,938 shares of the Company's authorized but unissued common stock. The date of grant, option price, vesting period and other terms specific to options granted under such plan were determined by the Plan Administrator.

     During 1994, the Company adopted the 1994 Combined Incentive and Nonqualified Stock Option Plan which provided for the granting of incentive stock options to employees, directors, officers, and certain nonemployees of the Company as determined by the Plan Administrator for the purchase of common shares not to exceed a total of 435,000 of the Company's authorized but unissued shares of common stock, subject to adjustment by the Plan Administrator. The date of grant, option price, vesting terms and other terms specific to options granted under such plan were determined by the Plan Administrator.

     In 1994, a consultant of the Company was granted warrants to purchase 31,250 shares of common stock at an exercise price of $.80 per share. Research and development expense of $85,000 related to the fair value of the warrant, as determined by the Company, was recorded during the year ended December 31, 1994. During 1995, this consultant became the Executive Vice President of the Company and these warrants were canceled and replaced with options to purchase 296,875 shares of common stock. The options were recorded at $237,500, the fair value as determined by the Company, and compensation expense of $225,000 was recorded during the year ended December 31, 1995. Options for 97,656 shares of common stock at an exercise price of $.80-$3.20 per share were vested as of December 31, 1995. The remainder vest in quarterly increments beginning January 1, 1996 at exercise prices of $3.20-$7.20 per share. These options expire five years from their vesting date.

     In 1994, the Company granted options to purchase 241,845 shares of common stock to the Chief Executive Officer of the Company in three separate issuances. During 1995, the officer's employment agreement was renegotiated and the number of options were increased. Under the employment agreement, the Company granted options to purchase a total of 311,517 shares of common stock to the officer in three separate issuances. The first issuance comprised options for 115,813 shares of common stock at an exercise price of $.80. These options were fully vested at December 31, 1995. The second and third issuance each comprised options to purchase 97,852 shares of common stock at a price of $3.20 and $6.40, respectively, and vest over one year in quarterly increments beginning March 31, 1996 and March 31, 1997, respectively. The options expire five years from the grant. The options were valued at $346,000 based upon the difference between the exercise price and fair value of the underlying shares, as determined by the Company, and compensation expense of $331,000 was recorded during the year ended December 31, 1995.

     In 1994, the Company granted to consultants acting in advisory capacities options to purchase a total of 12,500 shares of common stock at an exercise price of $6.40 per share. Compensation expense associated with this grant was not material. Such options have vested and expire five years from the date of issue.

     In November 1995, the Company issued options to purchase 25,000 shares of common stock at exercise prices ranging from $4.80 to $7.20 per share to employees under the employees' compensation agreements. The options were granted at no less than their estimated fair value as determined by the Company. These options vest quarterly beginning in 1996 and expire five years from the date of issue.

     Subsequent to December 31, 1995, the Company's Board of Directors adopted the 1996 Stock Option Plan (the "1996 Plan") and the 1996 Independent Director Stock Plan (the "Director Plan"). The 1996 Plan provides for granting ISOs and non qualified options (NSOs) to employees, officers and agents of the Company as determined by the Plan Administrator, for the purchase of up to 750,000 shares of the Company's authorized but unissued common stock. The terms and conditions of any options granted, including the exercise price and vesting period are to be determined by the Plan Administrator. The Director Plan provides for granting up to a total of 75,000 shares of common stock to nonemployee directors of the Company as determined by the Board of Directors or a committee thereof. The Company expects to terminate the prior plans effective immediately following the issuance of the shares of common stock subject to the outstanding grants thereunder.

     The following summarizes activity with respect to options and warrants through December 31, 1995:

                                         Warrants                 Options
                                   ----------------------    -------------------
                                                Exercise                Exercise
                                    Shares       price       Shares      price
                                    ------      --------     ------     --------

Granted .......................    3,809,375    $.80-4.80       --          --
                                   ---------    ---------    -------   ---------
Outstanding at December 31, 1993   3,809,375    .80-4.80        --          --
Granted .......................      187,500    .10-3.52     254,345   $.80-6.40
Canceled/expired ..............   (1,893,750)   .80-2.40        --          --
                                   ---------    ---------    -------   ---------

Outstanding at December 31, 1994   2,103,125    .10-4.80     254,345   .80-6.40
Granted .......................       64,063    4.80-6.40    391,547   .80-7.20
Exercised .....................      (62,500)          .10      --          --
Canceled/expired ..............   (1,171,875)   .80-4.80        --          --
                                   ---------    ---------    -------   ---------

                                   F-11



Outstanding at December 31, 1995     932,813    $.80-6.40    645,892   $.80-7.20
                                   =========    =========    =======   =========

Exercisable at December 31, 1995     894,271    $.80-6.40    213,471   $.80-3.20
                                   =========    =========    =======   =========


5.   Commitments and Contingencies

     In October 1993, the Company concurrently entered into a Research Agreement and Exclusive License Agreement (License Agreement) with the University of Washington (UW). The Research Agreement provides for the Company to pay $5,133,500 to fund agreed-upon VRD research and development activities to be carried out by UW. The research funding is required to be paid in sixteen quarterly instalments of $320,800 and is payable at the beginning of each quarter. Should the Company determine that for any reason it would not be beneficial to continue funding the Research Agreement, the terms of the Research Agreement permit the Company to terminate the agreement and discontinue future payments. Total payments made for the years ended December 31, 1994 and 1995 and the period from inception to December 31, 1995 are $1,283,400, $1,283,400 and $2,887,600, respectively.

     In an effort to match more closely the timing of the Company's funding obligations under the Research Agreement with the actual research work performed by the HIT Lab, the Company and UW are currently discussing rescheduling payments and extending the term of the Research Agreement. Future commitments under the Agreement in effect at December 31, 1995 are as follows:


Year ending December 31,
1996......................................................          $1,283,400
1997......................................................             962,500
                                                                    ----------
                                                                    $2,245,900
                                                                    ==========

     The License Agreement grants the Company the rights to certain intellectual property including the technology being developed under the Research Agreement whereby the Company has an exclusive, royalty-bearing license to make, use and sell or sublicense the licensed technology. In consideration for the license, the Company agreed to pay a one-time nonrefundable license issue fee of $5,133,500. Payments under the Research Agreement are credited to the license fee. In the event the Research Agreement is terminated and the Company elects to continue the License Agreement, the remaining license fee becomes due and payable. If Microvision were to terminate the License Agreement, it believes that further payments would not be required and, accordingly, has not booked the balance of payments due as an accrued expense.

     Under the Research Agreement, the Company is required to pay certain costs related to filing and processing of any patents and copyrights it chooses to support or fund in accordance with the agreement.

     During 1993, the Company issued 187,500 shares of common stock with a fair value of $660,000, as estimated by the Company, to UW and certain affiliates as additional consideration under the License Agreement. Additionally, the Company will pay certain ongoing royalties.

     In March 1994, the Company entered into an Exclusive License Agreement (HALO Agreement) with UW. The HALO Agreement grants the Company the right to receive certain technical information relating to HALO Display technology and an exclusive right to market the technical information for the purpose of commercial exploitation to unaffiliated entities. Under the HALO Agreement the Company paid $25,000 in 1994 to fund research relating to the development of certain technical information relating to HALO Display technology. In addition to the initial payment, the Company has committed to pay to UW the following:


Upon filing for first patent................. $75,000 and 31,250 common shares
Upon issuance of the first patent........... $100,000 and 62,500 common shares

     In September 1995, the Company reserved 31,250 shares of common stock for issuance upon exercise of options to be granted to members of the research staff at UW. During July 1996, these options were granted with an exercise price of $6.40 per share.

     During the period March 1994 through June 1995, warrants to purchase an aggregate of 343,750 shares of common stock at prices ranging from $0.80 to $6.40 per share were approved by the Company's Board of Directors for issuance to a director. The director resigned his position in August 1995. Subsequent to December 31, 1995, the Board of Directors concluded that the grant of the warrants to the former director had neither been properly authorized under the Washington Business Corporation Act nor supported by adequate consideration. The former director disputes the Company's view of the circumstances surrounding the approval of the Warrants, has engaged counsel with respect to the matter and has informed the Company that if settlement of the parties' differences with respect to the warrants is not reached, he intends to commence legal action seeking damages for breach of contract and a declaration that the warrants are in full force and effect. Although the Company believes its position with respect to the warrants is correct, if the former director were to commence legal action against the Company, there is no assurance that he would not prevail on some or all of such claims.

6.   Lease commitments

     During late 1995 and early 1996, the Company entered into leases for its current office space and certain equipment under noncancelable capital and operating leases with initial or remaining terms in excess of one year. Under the operating lease for office space, the Company may elect to occupy additional space at greater cost and has the option to make payment in the form of preferred shares in lieu of paying cash through July 1996.

     The Company has exercised this option and issued 7,693 preferred shares and warrants to purchase 1,563 shares of common stock to the landlord. Rent expense of approximately $36,900 will be recorded for the share issuance and warrants granted in December 1995. Future minimum rental commitments under capital and operating leases for years ending December 31 are as follows:


                                                     Capital         Operating
                                                     leases           leases
                                                     ------          ---------
1996.......................................          $5,600           $49,300
1997.......................................           5,600            59,600
1998.......................................           5,600            59,600
                                                    -------          --------
                                                    $16,800          $168,500
                                                    =======          ========
7.   Income taxes

     A current provision for income taxes has not been recorded for the years ended December 31, 1994 or 1995 or the period inception to date due to taxable losses incurred during such periods. A valuation allowance has been recorded for deferred tax assets because realization is primarily dependent on generating sufficient taxable income prior to expiration of net operating loss carry-forwards.

     At December 31, 1995, the Company had net operating loss carry-forwards of approximately $2,812,000 for federal income tax reporting purposes. The net operating losses will expire beginning in 2005 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of the Company's stockholders during any three-year period would result in limitations on the Company's ability to utilize its net operating loss carry-forwards. The Company has determined that such a change occurred during 1995 and the annual utilization of loss carry-forwards will be limited to approximately $761,000.

     Deferred tax assets are summarized as follows:


                                                     December 31,  December 31,
                                                        1994           1995
                                                     ------------  ------------
Net operating loss carry-forward................     $  556,000    $  956,000
Capitalized research and development............        830,000     1,143,000
Other...........................................        (30,000)      247,000
                                                     ----------    ----------
                                                      1,356,000    2,346,000
Valuation allowance.............................     (1,356,000)  (2,346,000)
                                                     ----------    ---------
Deferred taxes..................................     $      --     $     --
                                                     ==========    =========


8.   Subsequent events

     The Company filed a Registration Statement for an initial public offering (IPO) of 2,250,000 units (Note 1), each consisting of one share of common stock and one warrant to purchase one share of common stock. In anticipation of the IPO, on July 10, 1996, subject to shareholder approval, the Company's Board of Directors approved a 1-for-3.2 reverse stock split of the Company's common and preferred stock. The reverse stock split was approved by the shareholders on August 9, 1996. All information in these financial statements pertaining to shares of capital stock and per share amounts have been adjusted to give retroactive effect to the reverse split. A nominal number of fractional shares was redeemed in connection with this action. Upon completion of the IPO, the preferred stock converted to common stock on a one-for-one basis.

     On July 10, 1996, the Company issued 7% Convertible Subordinated Notes in the amount of $750,000. The Notes bear interest at 7% payable in arrears on December 15 and June 15 and are due

July 10, 1997. The Notes are convertible at any time following 90 days after the effective date of a public offering of the Company's common stock generating proceeds of at least $5 million into 18,000 shares of common stock for each $100,000 in outstanding principal amount of Notes. Additionally, at any time following 90 days after the effective date of such a public offering and prior to March 15, 1997 the holder may redeem the unpaid principal amount of Notes plus accrued interest and receive 6,000 shares of common stock of the Company for each $100,000 in principal redeemed. Debt issuance costs amounted to $42,500.

     During the period from January 1, 1996 to August 9, 1996 the Company issued options and warrants to purchase approximately 350,000 shares of common stock at exercise prices ranging from $0.80 to $8.80 per share.

9.   Unaudited Subsequent Event

     In November and December 1996, the 7% Convertible Notes were redeemed in full and 45,000 shares of Common Stock were issued to the noteholders.

                                        Hand-Held

                                        Communications
                                        Devices
[Artist's renderings of
possible hand-held                      Manufacturers of portable
communications devices                  communications devices have
incorporating the Company's             identified a need for products that
personal display technology]            incorporate personal display units
                                        for viewing fax, electronic mail and
                                        graphic images on highly
                                        miniaturized devices.







Microvision expects that the range of
products in the hand-held
communications devices category may
include cellular phones and pagers
that project into view data or other
information in a bright, sharp display.






THE ABOVE ARE AN ARTIST'S RENDERINGS PREPARED FOR ILLUSTRATION PURPOSES ONLY TO DEMONSTRATE PROPOSED PRODUCTS AND POSSIBLE APPLICATIONS FOR THE COMPANY'S TECHNOLOGY. THESE RENDERINGS DO NOT DEPICT ACTUAL PRODUCTS OR CURRENT APPLICATIONS. THE COMPANY HAS BUILT ONLY PORTABLE AND TABLE-TOP PROTOTYPES TO DATE. THE PROTOTYPES ARE WORKING MODELS OF THE TECHNOLOGY AND ARE NOT INCORPORATED INTO ANY PRODUCT CONFIGURATION OR DESIGNED FOR ANY SPECIFIC APPLICATION. SEE "BUSINESS - PROTOTYPES."

===================================     =======================================

     No person is authorized to
give any information or to make any
representation, other than as
contained in this Prospectus, in
connection with the offering
contained herein, and, if given or
made, such information or
representation must not be relied
upon as having been authorized by
the Company or any Underwriter.
This Prospectus does not constitute
an offer to sell, or a solicitation
of an offer to buy any securities
in any jurisdiction to any person
to whom it is unlawful to make such              [Microvision Logo]
offer or solicitation. Neither the
delivery of this Prospectus nor any
sale made hereunder shall, under
any circumstances, create any
implication that the information
contained herein is correct as of
any time subsequent to the date                   2,301,250 Shares
hereof.                                             Common Stock

             ---------

         TABLE OF CONTENTS                          -----------
                              Page
Prospectus Summary............. 3                    PROSPECTUS
Risk Factors................... 6
Market for the Company's                            -----------
     Equity Securities.........10
Use of Proceeds................10
Dividend Policy................10
Capitalization.................11
Management's Discussion and
     Analysis of Financial
     Condition and Results of
     Operations................12
Business.......................15
Management.....................23               _____________, 1997
Principal Shareholders.........28
Certain Transactions...........29
Description of Securities......31
Shares Eligible for Future
     Sale......................33
Selling Shareholders...........34
Legal Matters..................34
Experts........................34
Additional Information.........34
Index to Financial Statements..F-1
             ---------
===================================     =======================================

              PART II
 INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers

     Article 7 of the Company's Amended and Restated Articles of Incorporation authorizes the Company to indemnify its directors to the fullest extent permitted by the Washington Business Corporation through the adoption of Bylaws, approval of agreements, or by any other manner approved by the Board of Directors. In accordance therewith, Section 10 of the Company's Amended and Restated Bylaws ("Bylaws") requires indemnification of present and past directors, as well as any person who, while a director, also was serving at the request of the Company as an officer, employee or agent of the Company or as a director, officer, employee or agent of another entity (an "Indemnitee"), who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending, or completed action, suit or proceeding, whether formal or informal, civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she is or was a director. Section 10 of the Bylaws also provides that any Indemnitee who was or is made a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the Indemnitee's status as such, will be indemnified and held harmless by the Company to the fullest extent permitted by applicable law against all expense actually and reasonably incurred or suffered by such person in connection therewith if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation. Notwithstanding these indemnification obligations, no indemnification will be provided to any Indemnitee to the extent that such indemnification would be prohibited by the Washington Business Corporation Act or other applicable law as then in effect, nor, except with respect to proceedings seeking to enforce rights to indemnification, will the Corporation indemnify any such person seeking indemnification in connection with a Proceeding initiated by such person except where such Proceeding was authorized by the Board of Directors.

     Section 10 of the Bylaws also provides that expenses incurred in defending any Proceeding in advance of its final disposition may be advanced by the Company to the Indemnitee upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the Company, except where the Board of Directors adopts a resolution expressly disapproving such advancement.

     Article 10 of the Bylaws also authorizes the Board to indemnify and advance expenses to officers, employees, and agents of the Company on the same terms and with the same scope and effect as the provisions thereof with respect to the indemnification and advancement of expenses of directors.

     The Company also has a policy of entering into indemnification agreements with each member of its Board of Directors. In the agreements, the Company agrees to hold harmless and indemnify the Director in the event the Director is successful in the defense of any proceeding to which the Director is or was a party against reasonable expenses incurred by the Director in connection with the proceeding. The Company also agrees to indemnify the Director if the Director acted in good faith and the Director reasonably believed (i) in the case of conduct in the Director's official capacity with the Company, that the Director's conduct was in the Company's best interests; (ii) in all other cases, that the Director's conduct was at least not opposed to the Company's best interests; and (iii) in the case of any criminal proceeding, the Director had no reasonable cause to believe the Director's conduct was unlawful.

Item 25.  Other Expenses of Issuance and Distribution.

     The following table sets forth the expenses incurred in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated.


Legal fees and expenses.....................................          $ 7,000
Accounting fees and expenses................................            6,000
Printing and Miscellaneous..................................            1,000
                                                                      -------
       TOTAL................................................          $14,000
                                                                      =======

Item 26.  Recent Sales of Unregistered Securities.

     Since December 1993, the Company has sold and issued the following unregistered securities:

     1. In October 1994, the Company issued 14,453 shares of Common Stock to five accredited investors for aggregate cash consideration of $92,499.

     2. Between November 1994 and June 1996, the Company issued 859,776 shares of Series A Preferred Stock to 58 accredited investors for aggregate cash consideration of $4,127,000.

     3. In July 1996, the Company issued $750,000 principal amount of 7% convertible subordinated notes to six accredited investors.

     4. From December 1993 to November 1996, the Company issued to individuals warrants to purchase an aggregate of 1,155,463 shares of Common Stock at exercise prices ranging from $0.10 to $8.00 per share, in consideration of capital raising and other services provided to the Company.

     The sales of securities described above were exempt from registration under the Securities Act by virtue of Section 4(2) thereof as transactions by an issuer not involving any public offering or in reliance on Rule 506 of Regulation D promulgated under the Securities Act. The purchasers in each of these transactions represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends concerning the restricted nature of such securities were affixed to the certificates issued in such transactions. All purchasers either received adequate information about the Company or had adequate access, through employment or other relationships, to such information.

Item 27.  Exhibits.

1.1       Underwriting Agreement*
3.1 Amended and Restated Articles of Incorporation of Microvision, Inc., as filed on August 14, 1996 with the Secretary of State of the State of Washington*
3.2       Amended and Restated Bylaws of Microvision, Inc.*
4.1       Form of specimen certificate for Common Stock*
4.2       Form of Warrant for purchase of Common Stock*
4.3       Warrant Agreement*
4.4       Form of Representatives' Warrant for purchase of Units*
5.1       Opinion of Stoel Rives LLP*
10.1 Project I Research Agreement between The University of Washington and the Washington Technology Center and the H. Group, dated June 10, 1993*
10.2 Assignment of License and Other Rights between The University of Washington and the Washington Technology Center and the H. Group, dated July 25, 1993*
10.3 Project II Research Agreement between The University of Washington and the Washington Technology Center and Microvision, Inc., dated October 28, 1993 *+
10.4 Exclusive License Agreement between The University of Washington and Microvision, Inc., dated October 28, 1993 *+
10.5 Amended and Restated Employment Agreement between Microvision, Inc., and Richard F. Rutkowski, effective October 1, 1994*
10.6 Employment Agreement between Microvision, Inc., and Stephen R. Willey, dated May 1, 1996*
10.7      1993 Stock Option Plan*
10.8      1994 Combined Incentive and Nonqualified Stock Option Plan*
10.9      1995 Combined Incentive and Nonqualified Stock Option Plan*
10.10     1996 Stock Option Plan, as amended
10.11     1996 Independent Director Stock Plan, as amended
10.12     Office Lease Agreement by and between David A. Sabey and Sandra
          L. Sabey and Microvision, Inc., dated December 22, 1995, as amended*
10.13     Form of Director Indemnification Agreement*
10.14 Exclusive License Agreement between the University of Washington and Microvision, Inc. dated March 3, 1994*
11.1      Computation of Pro Forma Loss Per Share*
23.1      Consent of Price Waterhouse LLP
23.2      Consent of Stoel Rives LLP (included in Exhibit 5.1)*
24.1      Power of Attorney (included on signature page)*
27        Financial Data Schedule

-----------------------------

* Incorporated by reference to the Company's Form SB-2 Registration Statement, Registration No. 333-5276-LA, as amended

+    Confidential treatment requested.

Item 28.  Undertakings.

     The undersigned Registrant hereby undertakes that it will:

          (1) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as a part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, treat each post-effective amendment that contains a form of Prospectus as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

               (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

               (iii) include any additional or changed material information on the plan of distribution.

          (4) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (5) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 24, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, as amended, MICROVISION, INC. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Seattle, Washington on December 24, 1996.

                                   MICROVISION, INC.

                                   By RICHARD F. RUTKOWSKI
                                     ------------------------------------------
                                     Richard F. Rutkowski, President


     In accordance with the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on December 24, 1996.


              Signature                 Title

RICHARD F. RUTKOWSKI
------------------------------------    Chief Executive Officer, President, and
Richard F. Rutkowski                    Director (Principal Executive Officer)

STEPHEN R. WILLEY
------------------------------------    Executive Vice President and Director
Stephen R. Willey


RICHARD A. RAISIG                       Chief Financial Officer and Vice
------------------------------------    President - Operations and Director
Richard A. Raisig                       (Principal Financial and Accounting
                                        Officer)

     *
------------------------------------    Director
Walter J. Lack

     *
------------------------------------    Director
Robert A. Ratliffe

     *
------------------------------------    Director
Jacob Brouwer

     *
------------------------------------    Director
Richard A. Cowell

* By RICHARD F. RUTKOWSKI
    -------------------------------
    Richard F. Rutkowski
    (Attorney-in-Fact)

                               EXHIBIT INDEX


1.1       Underwriting Agreement*
3.1 Amended and Restated Articles of Incorporation of Microvision, Inc., as filed on August 14, 1996 with the Secretary of State of the State of Washington*
3.2       Amended and Restated Bylaws of Microvision, Inc.*
4.1       Form of specimen certificate for Common Stock*
4.2       Form of Warrant for purchase of Common Stock*
4.3       Warrant Agreement*
4.4       Form of Representatives' Warrant for purchase of Units*
5.1       Opinion of Stoel Rives LLP*
10.1 Project I Research Agreement between The University of Washington and the Washington Technology Center and the H. Group, dated June 10, 1993*
10.2 Assignment of License and Other Rights between The University of Washington and the Washington Technology Center and the H. Group, dated July 25, 1993*
10.3 Project II Research Agreement between The University of Washington and the Washington Technology Center and Microvision, Inc., dated October 28, 1993 *+
10.4 Exclusive License Agreement between The University of Washington and Microvision, Inc., dated October 28, 1993 *+
10.5 Amended and Restated Employment Agreement between Microvision, Inc., and Richard F. Rutkowski, effective October 1, 1994*
10.6 Employment Agreement between Microvision, Inc., and Stephen R. Willey, dated May 1, 1996*
10.7      1993 Stock Option Plan*
10.8      1994 Combined Incentive and Nonqualified Stock Option Plan*
10.9      1995 Combined Incentive and Nonqualified Stock Option Plan*
10.10     1996 Stock Option Plan, as amended
10.11     1996 Independent Director Stock Plan, as amended
10.12     Office Lease Agreement by and between David A. Sabey and Sandra
          L. Sabey and Microvision, Inc., dated December 22, 1995, as amended*
10.13     Form of Director Indemnification Agreement*
10.14 Exclusive License Agreement between the University of Washington and Microvision, Inc. dated March 3, 1994*
11.1      Computation of Pro Forma Loss Per Share*
23.1      Consent of Price Waterhouse LLP
23.2      Consent of Stoel Rives LLP (included in Exhibit 5.1)*
24.1      Power of Attorney (included on signature page)*
27        Financial Data Schedule

-----------------------------

* Incorporated by reference to the Company's Form SB-2 Registration Statement, Registration No. 333-5276-LA, as amended

+    Confidential treatment requested.